18

07026762

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Management Consulting Group plc

*CURRENT ADDRESS Fleet Place House
2 Fleet Place
Holborn Viaduct
London EC4M 7RF United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 2 4 2007
THOMSON
FINANCIAL

FILE NO. 82- 35714 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

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082-35714

RECEIVED
2007 SEP 18 A 7:33

Management Consulting Group PLC

ARS
12-31-06

2006

annual report and accounts

Management Consulting Group PLC

contents

Management Consulting Group PLC is an umbrella organisation for a diverse range of consulting and professional service offerings

corporate profile

Group consultancies

Management Consulting Group PLC is comprised of four leading specialist consultancies

- ☐ Ineum Consulting
- ☐ Parson Consulting
- ☐ Proudfoot Consulting
- ☐ Salzer Consulting

Profiles of the consultancies are set out on the following pages

Heritage

Proudfoot Consulting was founded in 1946 in Chicago It grew into an international partnership, which in 1987 listed on the London Stock Exchange To accelerate Proudfoot's growth in Europe it acquired IMR in 2000 and Czipin in 2001 and merged those businesses into the European Proudfoot business

Parson Consulting was founded in 1995 and was acquired in 2002 It was based in the United States and has expanded into Europe and the Pacific region

Ineum Consulting was founded in 2003, being the former Deloitte consulting business in France, and was acquired in September 2006 It operated in France, Belgium and Luxembourg and has been expanded into the Netherlands

Salzer Consulting was founded in 1997 and was acquired in October 2006 It operates in Greater China and throughout the Asia-Pacific region

Management's objectives

To be the leading group that redefines and consolidates the management consulting industry into multi-disciplinary consulting and professional services firms whilst delivering substantial shareholder value over the medium term by acquisition and organic revenue and margin growth

Strategy

The Group intends to

- ☐ operate and continually invest in its consultancies and its people to ensure they deliver profitable, sustainable revenue growth that is ahead of the market rates of growth for the consultancy sector,
- ☐ acquire consultancies that either diversify the range of consulting offerings available to clients or deepen the coverage of existing Group offerings Each consulting offering will go to market through its own brand and be operated separately by its own dedicated management team, and
- ☐ communicate clearly, regularly and fairly with its stakeholders

Participation

It is the aim that at any time 20% of the equity is held by Group employees

Head office

London +44 (0) 20 7710 5000

consultancy profile

Our uniqueness

Ineum Consulting provides services to both the commercial and public sectors through its deep knowledge of issues relevant to specific industries Our industry experts have market, strategic, functional and technology expertise They serve the financial, manufacturing, utilities, telecoms and media, public and transportation sectors In addition there is a specialist middle market group to meet the needs of dynamic and growing businesses

Our focus

Ineum Consulting works with clients to resolve issues of strategic importance, organisational design, information system management and project management through the application of functional and industry expertise We help to identify and implement appropriate developments in clients' businesses

How we work with clients

We work collaboratively with our clients basing our work on an enterprise's values to develop solutions in the best interests of our clients and their people We ensure

- objectivity in our recommendations and total freedom of thought for our teams, made possible by our independence,
- relevance through our expertise in industry sectors and in-depth knowledge of key business functions,
- our teams' skills match the specific client issues drawing on the wide expertise of our people

Satisfaction

Ineum Consulting is ISO 9001 certified by AFAQ, one of the leading certification bodies Our quality function ensures a high level of renewal, and a constant update of methodologies and tools, and standardisation of the practice's processes to provide excellence in our engagements

Representative clients

We serve clients from a wide range of industrial and international companies as well as the public sector Thirty-one of the CAC40 companies in France are clients, and include Société Générale, Total, Schneider, EDF and the French Ministry of Finance

Our people

From graduate entry to experienced industry experts, our people are characterised by a willingness to work as part of a team and by their industry and functional expertise

What we are not

External or internal auditors, policy consultants, tax advisers, merchant or investment bankers, software or hardware on-sellers, software coders/programmers, or recruitment consultants All services are provided without conflict of interest because Ineum Consulting does not undertake audits and does not have tied relationships with software vendors, IT integration or outsourcing specialists

How we charge	Initial discussions are free and without obligation We generally charge on a time elapsed or by project phase basis to ensure clients have a clear understanding of a project's progress Fixed fees can be agreed for tightly defined projects
Our challenge to clients	Could your enterprise benefit from independent challenge and objective input from industry experts? If so, you need to engage Ineum Consulting

Engagement snapshots

- A fast growing international telecoms company was having trouble ensuring its operating systems and management kept pace with the rapid change the company was experiencing Ineum not only assisted on those issues but also provided wide ranging operational advice on the various dimensions of the growth project
- A food processing company wanted to investigate whether to implement shared service centres for the finance and HR departments Drawing on the depth of expertise in the two functional areas, Ineum provided an extensive review of HR processes (salaries, HR administration and training), HR IT systems and also finance processes and problems associated with financial shared service centres
- The French Finance Ministry needed support in managing a complex implementation of a new regulatory and compliance initiative We were engaged for a four year assignment to assist in developing the strategy, managing the project and defining the business processes
- An insurance company was developing a new product and needed assistance in the detailed analysis of the subscription risks We were engaged to perform detailed market research and analysis to achieve its goal of becoming a market leader and also to provide overall programme management of the project
- A medium sized manufacturing company spread across nine countries needed more timely and accurate management information systems Ineum worked on software selection, business process implementation and project management to ensure that the systems were installed on time and within budget
- A defence manufacturer required the harmonising of product life-cycle management tools and processes across the different suppliers' countries and companies A lack of integration was slowing down the exchange of information Ineum worked with many suppliers in numerous countries to ensure full installation of all processes and procedures
- A financial services company wanted quickly to improve and extend its services to customers Ineum helped design and develop the services and ensured the installation happened to allow the product launch to go ahead on time

Regional offices

France	+33 1 55 24 30 00	Belgium	+32 2 663 7920
Luxembourg	+352 26 37 74 1	Netherlands	+31 20 312 0400

www ineumconsulting.com

consultancy profile

Our uniqueness

Parson Consulting develops excellence in finance and operations To meet today's standards of corporate governance, we do not audit or resell software and therefore are free of conflicts of interest Our financial management consulting services are provided from 17 offices across the United States, Europe and Asia Pacific

Our focus

Parson Consulting assists Chief Financial Officers to provide valuable financial information and insight to stakeholders through strategic finance, accounting and finance operations, governance and risk management, and corporate transaction support

We enhance clients' management decision making through business planning, strategy monitoring, business process improvements, financial systems optimisation and project management

We assist finance functions and operational support functions whether they adopt a maximum efficiency, maximum value added or balanced service approach

How we work with clients

We systematically implement agreed upon, practical solutions using the right combination of functional experience and consulting skills in process design and systems applications

We establish a collaborative approach and participate in the capability development of clients' teams Our objective advice stems from our independence from auditors, software providers and outsourcing companies

We provide services that auditors are prohibited or discouraged from supplying under the Sarbanes-Oxley Act and other similar regulations and guidance, often with preferred supplier status

Satisfaction

We have a very high client satisfaction record Our client satisfaction level of over 90% is more than twice the industry standard

(Based on independent research conducted by Kenexa - Gantz Wiley, an independent research firm)

Representative clients

We have worked with over 1,000 clients, including over one-third of the Fortune 500 Among them are Arcelor, Astra Zeneca, Avis, Barclays, Citigroup, EDF, Ford, Schneider, Shell, SNCF, Unilever and Warner Bros

Our people

Our people typically have extensive professional experience and have worked in financial management and operational roles They are full time consultants

What we are not

External or internal auditors, policy and strategy consultants, tax advisers, merchant or investment bankers, software or hardware on-sellers, software coders/programmers, recruitment consultants We know what we can do well and limit our practice to our expertise

How we charge

Initial discussions are free and without obligation We generally charge weekly to ensure clients have a clear understanding of a project's progress Fixed fees can be agreed for tightly defined projects

Our challenges to clients

Do you produce accurate, business relevant information on a timely basis as efficiently as possible? Does your business comply with corporate governance standards such as Sarbanes-Oxley? Do you need assistance with modelling and forecasting in relation to a corporate transaction? Do you need truly independent advice on finance systems selection or outsourcing scenarios?

Are your existing auditors or consultants free from auditing conflicts of interest (whether actual or perceived)? Do they have the breadth and depth of experience as full-time consultants that you require?

Parson Consulting can meet all your financial management consulting needs

Engagement snapshots

Strategic finance

- After a strategic finance review, the reporting lines for a large oil company were restricted to ensure that the financial and non-financial KPIs were reported consistently by each back office function and geographic region

Accounting and finance operations

- Following the merger of a European defence company, we examined its operating structure, forecasting and overall efficiency Savings of over £17 million were identified
- A 60% reduction in the monthly close cycle time was obtained by installing a shared service accounting centre for a Fortune 200 diversified manufacturer

Governance and risk management

- After completing the Sarbanes-Oxley Section 404 compliance work for a global consumer goods manufacturer, the work was expanded to identify control improvements and other opportunities regarding process efficiency and operational risk

Consolidation, reporting and BPM

- The design, development and worldwide implementation of an integrated Business Performance Management system was achieved within twelve months for a major international group in the heavy industry sector The system and process covered the entire reporting cycle from medium term planning to financial, capital expenditure and KPI reporting on a weekly and monthly basis

Transaction assistance

- A private equity backed business was supported through its twin track IPO/trade sale process, preparing forecasts and information as part of the due diligence process
- An £800 million pan European services business required specialist resource to assist with its secondary fund raising by project managing the internal process, preparing and challenging forecast information and liaising with stakeholders

Regional offices

USA	+1 312 541 4690	France	+33 1 4076 9000
UK	+44 20 7710 5200	Australia	+61 2 8913 9600
Belgium	+32 2663 7920	Netherlands	+31 20 312 0400

www.parsonconsulting com

consultancy profile

Our uniqueness

Proudfoot Consulting implements sustainable operational improvements at no net annualised cost to its clients We operate globally with offices in six continents

Our focus

Our consulting offering combines three core disciplines

- **Process improvements:** The thorough review and redesign of existing business processes for sales, output, direct costs, overheads or capital expenditure to improve measurably their effectiveness,
- **People solutions:** Working with, educating, training and communicating with all relevant people to provide solutions that align thinking and behaviour in support of the redesigned processes and to facilitate positive change, and
- **Management operating systems:** The development of coherent impactable indicators to precipitate corrective managerial actions

We call the successful combination of these three disciplines an installation We project manage the installation using the proprietary technique of Co-Venture® which, through partnership with our clients, accelerates the pace of change from the consulting intervention

How we work with clients

First, we identify the opportunities for improvements in profitability through discussions with senior management Second, we analyse the identified opportunities using an extensive suite of proprietary techniques to quantify the extent of the benefits obtainable Finally, we undertake an installation to realise the identified benefits

Satisfaction

We ensure continuing satisfaction by weekly meetings with our clients which include approval of work performed and fees incurred Any issues are therefore promptly addressed and overcome To demonstrate our commitment, clients have the right to terminate the engagement at two weeks' notice without penalty Over 90% of our clients are prepared to provide references

(Based on independent research by Franklin Consulting Works, an external research firm)

Representative clients

Clients span all industries and all geographic regions Representative clients include AMP, BP, Degussa, Exide, Newmont Mining, Sara Lee and Société Générale

Our people

Our analysts are highly trained to identify clients' issues and quantify the impact of those issues Our consultants are typically former managers with practical experience who have become consultants in their 30s We have people with backgrounds in most industries

What we are not

Strategy consultants, IT installers, HR policy consultants, outsourcers We know what we can do well and limit our practice to our expertise

How we charge

Initial discussions are free and without obligation Business reviews that analyse improvement potential are charged on a time basis The installation is also charged on a fixed-fee basis ensuring that the annualised benefit to the client is a multiple of our fees

Our challenges to clients

If you can say that you are content with your level of profitability and productivity, you do not want us

If you believe that you can improve, you should be talking to us With our fee structure, what have you got to lose?

Engagement snapshots

- An insurance company halved the new product development cycle by installing more timely and frequent launches of targeted products resulting in a sales increase of over US$15 million within nine months
- Over five years working with a global telecoms manufacturer on production, logistics, product development and revenue enhancement, we delivered over US$157 million of profit improvements
- A worldwide flooring and kitchen manufacturer had successfully increased its sales but needed a better management system to deliver its products to fulfill the orders The new process and procedures delivered a profit improvement of over US$13 million annually
- A leading business service provider focused on outsourcing and marketing services, reduced costs by £2 million whilst improving relationships with key clients by installing relevant and efficient KPIs and a focused management operating system
- For ten years, we have worked with one of the world's largest mining companies to increase production at different sites against a background of initially falling and more recently rising minerals prices We have achieved over £78 million in profit growth in one case and in another extended the life of a mine by ten years
- Call centre employees at a global 100 telecoms company only spent 25% of their time selling with the rest of their time spent on onerous administration By streamlining administration and improving the handling rates, sales increased by £2 8 million and annual cost savings of £1 million and improved customer service were achieved
- Partnering with a car component manufacturer, we improved the supply chain efficiency and procurement practices resulting in benefits of US$3 3 million
- Working in a unionised environment, we increased productivity in operations, streamlined an organisational structure and optimised the purchasing system, reducing costs by 27% and saving €5 8 million

Regional offices

North America	+1 212 755 2550	Pacific	+61 2 9957 5027
South America	+55 11 3443 7803	Africa	+27 11 706 8080
Europe	+44 20 7710 5100	China	+852 3102 2938

www proudfootconsulting.com

consultancy profile

Our uniqueness

Salzer Consulting is the HR partner of choice for leading companies who are expanding rapidly in Asia-Pacific providing HR project management and human effectiveness improvement through proven products and tailor-made solutions We combine deep commercial knowledge with sound cultural understanding of the different countries throughout the Asia-Pacific region

Our focus

Salzer Consulting assists clients to achieve exceptional growth through

- **Organic expansion:** Rapid expansion of workforce and start-up support
- **Inorganic expansion:** M&A support – HR and leadership due diligence, post acquisition support and revitalisation, and organisation transformation
- **Market entry:** Full HR outsourcing and general advisory support for entry into new markets
- **Executive search:** Resourcing of senior executives, leadership teams and rare skills (including remote sites) and successful managing of localisation

How we work with clients

We develop close collaborative partnerships with our clients and accept project responsibility We initially scope the challenges resulting in the provision of a proposal containing a detailed plan to address the issues which is accompanied by a week by week schedule of activities and deliverables/milestones

Our consultancy projects involve small teams of highly skilled consultants who establish project offices on-site working closely with our clients' management and staff always involving them in problem-solving and solutions

Salzer Consulting executive search techniques differ from our competitors in that we do not accept clients where we could possibly have a conflict of interest, we can then search across all potential employers Our well qualified researchers find the best candidate for the job using intelligence and sound business thinking combined with significant value-add as to local talent availability, cost management and retention/integration issues

Satisfaction

Salzer Consulting prides itself on a high degree of repeat business (80%) reflecting a high level of client satisfaction Most clients use both our consultancy/project management services and our executive search services

Representative clients

Our clients span a number of industries and geographies within the Asia-Pacific region and include Asian American Coal, Becker Mining, BNP Paribas, Carlyle Group, Global Mart Supermarkets Fund, Lynas Corporation, Rolls-Royce, Sino Gold, Telstra International, Wall Street Institute and Warner Music

Our people

Our multi-lingual consultants are from business and consultancy backgrounds with solid hands-on experience

What we are not

Strategy consultants, IT installers, financial management consultants, lawyers or accountants

How we charge

Initial consultations are free and without obligation Our engagement terms for consultancy projects are based on a fixed fee which covers a scoping study and thereafter follows detailed schedules and milestones against which fees are charged For search assignments, our fees are either percentages of gross remuneration or a fixed fee

Our challenges to clients

Do you want the world's best business practice in China and other developing Asian economies? Do you want highly productive, motivated workforces in Asia and Australia? Do you want to avoid the problems faced by your competition in building your supply chain in Asia?

Engagement snapshots

- We worked with the world's leading manufacturer of precision engines to put in place their regional succession planning in China, India, Japan, Korea, Singapore and the UAE

- A major USA based FMCG multinational was committed to a significant new growth programme in Asia-Pacific All Asian divisions had problems due to non-responsiveness to western practices and lack of transparency Salzer Consulting led the project to achieve the growth targets, to redesign the organisational structure, re-focus initiatives, initiate cultural change programmes and install a mentoring programme

- We assisted a US based company in the acquisition and consolidation of over a 1,000 food outlets across China by assessment and evaluation of the senior management team post acquisition, delivering outsourced HR support while building the HR team, salary benchmarking and conducting our specialised behaviour change programme for China – "Xin De Kai Duan "

- Salzer Consulting provided a major US based music company's Japanese division with a senior management mentoring programme following on from our revitalisation initiative – "Ishin"

Regional offices

Hong Kong	+ 852 2167 8726	China	+86 10 852 00235
Japan	+ 81 3 3490 6671	Australia	+61 2 9233 8066
Singapore	+ 65 6322 8554		

www thesalzergroup.com

management statement

The Group made significant progress in implementing its strategic plan to deliver growth through broadening its consulting offering in existing and new geographies The acquisition of Ineum provided a third, substantial consultancy to the Group's portfolio diversifying the service offerings and deepening the Group's European footprint The Group also invested in Salzer Consulting, a specialist human resources consultancy operating in the fast expanding market place of Asia, with a particular focus on China

Operationally, all businesses are making progress towards realising their potential albeit that each is at different stages of individual development

The current year has started with good momentum and the order book has improved solidly from its satisfactory position at the year end

The performance of the four consultancies is set out below

	Year ended 31 Dec 2006	Year ended 31 Dec 2005
	£'000	£'000
Revenue		
Ineum Consulting	**23,709**	-
Parson Consulting	**34,301**	43,216
Proudfoot Consulting	**88,658**	86,385
Salzer Consulting	**222**	-
	146,890	129,601
Underlying profit from operations*		
Ineum Consulting	**2,780**	-
Parson Consulting	**(2,108)**	2,245
Proudfoot Consulting	**15,575**	10,417
Salzer Consulting	**(91)**	-
	16,156	12,662

*before non-recurring items and acquired intangible asset amortisation In 2006 these consist of £2 100 000 integration costs and £943,000 amortisation of acquired intangible assets, offset by the release of a £335 000 surplus provision (2005 a release of a £897 000 surplus provision only) The effect of these is to reduce underlying profit by £2 708 000 in 2006, and to increase underlying profit by £897 000 in 2005 Net finance charges of £0 1 million (2005 £0 4 million income) result in profit before tax of £13 3 million (2005 £13 9 million)

Total revenue for the year was up 13% to £146 9 million Ineum Consulting (which was a member of the Group for four months) accounted for 16% of revenue, Parson Consulting accounted for 23% of revenue, Proudfoot Consulting accounted for 60% of revenue and Salzer Consulting (which was a member of the Group for three months) accounted for 1% of revenue

The acquisition of Ineum Consulting resulted in a material shift in the geographic distribution of revenue

The Americas accounted for 44% (2005 61%) and Europe accounted for 48% (2005 31%) of Group revenue

The gross profit margin continues to be tightly managed and remains at 50% of revenue Selling costs remain at 27% of revenue

Overall, underlying administrative expenses are unchanged from the previous year, but this masks an increase of £2 5 million due to administrative expenses inherent in the acquired companies which were offset by cost savings over the course of the year in the remainder of the Group

Following the acquisition of Ineum Consulting, we embarked on a rapid plan to integrate that consultancy into the Group Non-recurring costs of £2 1 million were incurred in respect of rebranding, financial management alignment, office moves, knowledge management, launch meetings, works council procedures and professional fees Partially offsetting those costs, was a non-recurring credit of £0 3 million (2005 £0 9 million) associated with a surplus provision arising from the disposal of Proudfoot's Japanese business in 2000 No further profits or losses will arise from that transaction Additionally, £0 9 million of amortisation has been charged in the profit and loss account arising from the acquisition of Ineum's customer relationships and orders which are accounted for as intangible assets

The underlying profit from operations rose 28% to £16 2 million (2005 £12 7 million)

management statement

(continued)

The underlying EBITDA margin was 12 3% compared with 10 6% last year Our target EBITDA margin remains at 15%

After charging the non-recurring costs of a net £1 8 million (2005 £0 9 million credit) and amortisation of intangible assets arising on the acquisition of Ineum of £0 9 million (2005 £-), the operating profit was little changed at £13 4 million (2005 £13 6 million)

The Ineum acquisition was partly financed out of cash resources and new debt resulting in interest expense of £1 3 million (2005 £-) which was partly offset by investment income of £1 2 million arising primarily in the first eight months of the year Group pre-tax profits were £13 3 million (2005 £13 9 million) Underlying pre-tax profits increased by 28% to £16 2 million from £12 7 million

The effective tax charge on profit before tax, as adjusted for the credit associated with the Japan indemnity provision and the amortisation charge related to the Ineum acquisition, is 33% (2005 32%) and includes 8% points (2005 12% points) of non-cash tax items required to be included in the charge by accounting standards and 3% points (2005 9% points credit) related to prior years The current year "cash tax" charge is therefore 22% (2005 29%)

Basic earnings per share were 4 1 pence (2005 5 3 pence) After adjusting for post tax, non-recurring items, the amortisation of intangibles and non "cash tax" items, the adjusted earnings per share were 6 1 pence (2005 5 0 pence) It is estimated that the Ineum acquisition increased underlying earnings per share by over 15% in the period

Ineum Consulting

Ineum Consulting has performed ahead of our expectations Revenue increased by 23% over the same period of last year The integration plan that commenced on closing is being executed in line with the planned timetable and the consultancy is adding a new dimension to the Group's services in the French speaking markets of Europe Its operating margin before the one-off costs was 11 7% compared with 10 5% achieved in its last financial year ended 31 May 2006 The increased margin is primarily associated with the seasonality of the business

Parson Consulting

As previously reported, Parson Consulting's revenue was held back by its US operation which was slow to transition its offerings from Sarbanes-Oxley related engagements In April 2006, we strengthened the management of Parson North America, so separating that unit's management from that of the consultancy's management as a whole In addition, the management structure was simplified and restructured and there was intense reinforcement of core sales disciplines Good progress was made outside the US The operating loss for the year was £2 1 million of which £1 9 million was incurred in the first half

Proudfoot Consulting

Proudfoot Consulting grew its revenues by 3% over last year Excellent progress was made by Proudfoot Consulting in improving its operating margin to 18% (2005 12%), primarily due to the elimination of European losses through better management of resources The consultancy continued to invest in the development of its business in China and re-entered the Brazilian market after an absence of some seven years

Salzer Consulting

Salzer Consulting's impact on the Group results was immaterial for the period of ownership 2007 will be a year where we largely reinvest its profits back into the business to ensure that it is able to take advantage of the market opportunities in China

Balance sheet

Net assets increased by £54 3 million to £112 2 million The largest component of the increase was the consideration for Ineum being partly settled in the form of new MCG shares

In accordance with International Financial Reporting Standards, intangible assets arising on the purchases of businesses have been separately identified and quantified from goodwill and amount to £9 0 million before an associated deferred tax liability of £3 0 million, as required by accounting standards The intangible assets are amortised through the income statement whereas the goodwill is not The aggregate goodwill and intangible assets before amortisation in respect of 2006 increased by £95 6 million primarily as a result of the Ineum acquisition

Debtors have increased significantly from 18 days at the end of 2005 to 39 days at the end of 2006 Ineum Consulting does not currently operate the same credit policies as the rest of the Group and as a result the Group has absorbed £10 8 million of working capital since the date of acquisition Management is in the process of developing revised credit control procedures This is in addition to £4 1 million of net borrowings assumed at the time of the acquisition

The Group's overall net debt as at 31 December 2006 was £28 8 million compared with net funds of £21 6 million at 31 December 2005 £41 0 million of the movement is accounted for by the cash element of the Ineum purchase consideration and £4 1 million by the refinancing of Ineum's working capital at the time of acquisition

The liability of the post retirement obligations has decreased from £11 9 million at 31 December 2005 to £5 4 million at 31 December 2006 The decrease in the liability arises from payments into the closed US defined benefit scheme of £2 0 million (2005 £2 5 million), an increase in the discount rate from 5 5% to 5 8%, strong investment performance and the weakening of the US dollar by 14% in 2006

Strategic progress

Our strategic focus is unchanged We are building a Group comprising a series of consultancies with particular specialisms in different geographies The diversification of the offerings in 2006 has added to the strength and decreased the risks of the Group from service line and geographic perspectives Each of the four consulting businesses currently comprising the Group have excellent medium term prospects

We now co-ordinate and develop major client relationships across the consultancies to increase the services provided by the Group's consultancies

Going forward we will continue to expand the geographical overlap of the businesses to maximise the benefit that comes from our existing infrastructure We will also expand our offerings by acquisitions commensurate with the market opportunities and the absorption of prior acquisitions into the Group In time we will also expand our offerings by acquisitions commensurate with the market opportunities Whilst size itself is not a measure of success, diversification of risk that comes with size and wider offerings is an important aspect of continued success

Management Consulting Group PLC is now one of the 30 largest consultancies in the world operating through its four lines of business and in six continents

Dividend

In the light of the increase in the size, the underlying profitability of the business and the cash generation, the Board is recommending that the dividend in respect of the year is increased by 25% to 1 0 pence per share Subject to shareholders' approval, the dividend will be payable on 9 May 2007 to shareholders on the register on 13 April 2007

People

We were pleased, earlier in the year, to welcome Ineum's and Salzer's employees to the Group The Board is delighted by the way that our people are working together

Mark Currie, Finance Director, stood down from the Board on 13 October 2006 He will be replaced by Craig Smith who will join the Board on 26 April 2007 Craig Smith and Jacques Manardo (who joined the board as a non-executive director on 1 September 2006), being eligible offer themselves for re-election at the forthcoming Annual General Meeting

Prospects

The order book has grown solidly since the beginning of the year with trading and work won in the first two months of 2007 being in line with directors' expectations We expect Proudfoot Consulting to trade in line with the second half of 2006 and for the other consultancies to show good growth in first half revenue

The directors are confident that the Group will show good progress in 2007

Dr Rolf Stomberg
Chairman

Kevin Parry
Chief Executive

9 March 2007

financial review

The business, its objectives and strategy

Information on the Group's business, corporate objectives and strategy are set out in the corporate profile and consultancy profile sections of this annual report

During 2006 particular attention was directed towards

- continuing the Group's strategy of growth and diversification by acquiring Ineum Consulting and Salzer Consulting, and
- building the Parson Consulting and Proudfoot Consulting businesses in their core geographic regions

Five year summary

	2006 IFRS £m	2005 IFRS £m	2004 IFRS £m	2004 UK GAAP* £m	2003 UK GAAP* £m	2002 UK GAAP* £m
Revenue	**146 9**	129 6	119 2	119 2	88 6	107 3
Underlying profit from operations†	**16 2**	12 7	11 6	11 5	(1 7)	7 6
Profit from operations	**13 4**	13 6	12 4	12 3	0 2	7 6
Net finance (cost)/ income	**(0 1)**	0 4	–	–	–	0 4
Taxation	**(4 6)**	(4 1)	(3 9)	(3 0)	(1 1)	(0 6)
Profit/(loss) for the year	**8 7**	9 8	8 5	9 3	(0 9)	7 4
Basic earnings/(loss) per share+	**4 1p**	5 3p	4 6p	5 0p	(0 5p)	4 7p
Adjusted basic earnings/ (loss) per share†	**5 4p**	4 9p	4 2p	4 8p	(1 5p)	4 7p

* For 2004 and prior the UK GAAP numbers have been adjusted to remove goodwill amortisation which was the major adjustment to profit from operations arising from the conversion to IFRS

\+ Adjusted for effect of capital issue in May 2002

† Adjusted for non-recurring items and the amortisation of intangible assets associated with acquisitions

Business review

The Group operates four management consulting businesses with similar economic drivers

Our business models

Ineum Consulting generally charges clients on a time and expenses basis where out of pocket expenses are a pass-through cost Ineum Consulting bills clients throughout the course of a project

Parson Consulting also generally charges clients on a time and expenses basis with out of pocket expenses being a pass-through cost Parson Consulting typically bills clients weekly

Proudfoot Consulting earns its revenue through charging its clients fixed fees, to assist them to improve their profitability Clients are generally billed weekly over the period of the assignment and fees are inclusive of out of pocket expenses

Salzer Consulting generally charges clients on a time and expenses basis where out of pocket expenses are a pass-through cost Salzer Consulting bills clients during the course of assignments

Amounts outstanding from clients are reported to management on a weekly basis and appropriate action is taken to obtain payment of any amounts not paid within the contractual terms Trade debtors at 31 December 2006 represented approximately 39 days' sales (2005 18 days) The increase in the number of days outstanding is attributable to Ineum Consulting

There is no undue dependence on any individual client project The largest client in 2006 accounted for approximately 6% (2005 10%) of Group revenue We undertook three separate engagements for that client The largest single project undertaken during the year accounted for approximately 3% (2005 5%) of Group revenue

Each consultancy actively manages its utilisation through rigorous staff forecasting and scheduling This, in combination with tight management of travel and accommodation costs, allows us to achieve a consistent 50% gross margin after allowing for investment in training our delivery staff and time off for holidays and sickness We manage our resource base on a continental and global basis to optimise utilisation Our consultants are incentivised to deliver quality, profitable assignments through bonus schemes

Our sales force and Ineum senior employees are also incentivised through a bonus scheme The sales force is paid a base salary and their bonus begins to accrue once they have sold a multiple of their salary at our target margin levels They receive bonuses based on the cash collected from fees billed to clients This results in the sales cost to revenue ratio falling as revenue grows Ineum's senior employees are paid a salary and receive bonuses reflecting achievement of personal objectives and overall business performance

Administrative expenses represent the costs of the support infrastructure for the consultancies and the head office management function, which provides shared service support for a number of functions including knowledge management, management information systems, human resources, strategy, legal, marketing and some finance services A number of our facilities are also shared across the world Our overhead base has the capacity to support a greater level of revenue and activity than we currently generate The bonus scheme for our support staff is linked to the underlying profitability of our businesses

Information on the trading performance of the individual consultancies and geographical units is given in the Management Statement

Net assets

Net assets increased by £54 3 million to £112 2 million, driven primarily by the acquisition of Ineum Consulting and the post tax profits in the year

The profit for the year of £8 8 million (2005 £9 8 million) is arrived at after charging £0 8 million (2005 £0 6 million) for share option charges, £0 6 million (2005 £0 8 million) for deemed tax charges connected to our US pension contributions, and £0 8 million (2005 £0 8 million) connected with tax deductions for goodwill, and £0 9 million (2005 £–) for acquired intangible amortisation, offset by a £ 0 3 million (2005 £-) notional tax credit None of these items results in cash outflows

During 2006 we paid a dividend of £1 5 million (2005 £1 2 million)

The major movements in the net assets were due to the acquisitions of Ineum Consulting and Salzer Consulting The consideration increased goodwill and intangible assets by £98 8 million and net debt by £44 9 million

The year end net debt balance was £28 8 million, (2005 net funds £21 6 million) Gross bank borrowings were £39 0 million (2005 £-) following the draw downs under multi-currency facilities which were provided to finance the acquisition of Ineum Consulting and Salzer Consulting and to provide working capital facilities for the enlarged Group

Whilst average exchange rates were little changed in 2006 compared with 2005, the year end closing exchange rates showed a weakening of the US dollar to Sterling Consequently, there is a charge of £4 9 million (2005 £1 5 million credit) to reserves

Resources of the business and investment in the future

The Group's key assets are its client relationships, its people and its intellectual property

Client relationships are strengthened by regularly reviewing the performance of every engagement, in conjunction with the client, while the engagement is being undertaken This enables timely resolution of issues arising to ensure that clients are highly satisfied with the results of each assignment It is our objective that every client becomes a reference for future clients Post-engagement reviews of client satisfaction are carried out on all significant engagements

The remuneration policies of the Group are designed to retain key individuals by rewarding performance and deferring the payment of a portion of incentive pay which is conditional on continued employment The performance of every employee is reviewed regularly and actions are agreed to deal with any identified performance issues In Parson

financial review
(continued)

Consulting (outside France) and Proudfoot Consulting an integrated performance measurement system has been installed to enable the performance of individuals to be measured and compared across the businesses Ineum Consulting has similar non-integrated systems of evaluation The training needs of employees are also reviewed and tailored training programmes have been developed for each of the core functions within the four consultancies The headcount needs of the businesses are reviewed weekly in light of the projected requirements of the business as indicated by the forward order book and order prospects Standardised employment contracts that take account of local laws and practices are in place

The Group has developed an intranet-based knowledge management system to document the intellectual property that has been developed through many years of assisting clients In 2007, this is being extended to cover Ineum Consulting Clients' needs are regularly reviewed and new services developed in accordance with the identified needs Parson Consulting and Proudfoot Consulting have a dedicated Practices group which turn client needs into concrete offerings that we can deliver to the market Ineum Consulting has similar procedures, its senior employees undertake a similar role on a part-time basis Appropriate steps are taken to safeguard the security of the Group's intellectual property and we do not hesitate to take legal or other actions to protect it, if this is necessary

Investment for the future has continued in staff skill sets, training, management information systems, knowledge management and marketing Marketing expenditure has continued to focus on building potential clients' awareness of the Group's brands and the services we offer

Principal risks and uncertainties

The Group has operating and financial policies and procedures designed to maximise shareholder value within a defined risk management framework

The key risks to which the business is exposed are reviewed regularly by senior management and the Board as a whole

The major risks the business faces are related to the demand for consultancy services in each of the markets and sectors in which the Group operates, maintaining and extending our client base, attracting and retaining talented employees, and not using our intellectual capital to full advantage

These risks are managed by anticipating consultancy trends, identifying new markets and sectors in which the Group might operate, maximising staff utilisation, having remuneration policies which reward performance and promote continued employment with the Group, and maintaining a comprehensive knowledge management system

Potential contractual liabilities arising from client engagements are managed through careful control of contractual conditions and appropriate insurance arrangements There is no material outstanding litigation against the Group, of which the directors are aware, which is not covered by insurance, or provided for in the financial statements

Financial review

Capital structure and treasury policies

The Group took on debt during 2006 The Group had £28 8 million of net debt at 31 December 2006, comprising £10 3 million cash and £39 0 million borrowings The existing capital structure places the Group in a strong position to pursue modest sized acquisitions as part of its strategy to grow the Group and diversify its consulting offerings The Group's capital structure is reviewed regularly to ensure that it remains relevant to the business and its planned development

The Group's foreign exchange exposure is primarily a translation risk as the Group's businesses operate mainly in their local currencies and, as a result, the Group's transactional exposure to exchange rate movements is minimal Translation risk arises primarily from the goodwill arising on acquisitions being denominated in US dollars and Euros There is a partial hedge against translation movement from the US dollars long-term retirement benefits liability and the multi-currency bank facility, most of which is denominated in Euros

Treasury activities are managed on a day-to-day basis by a treasurer who reports frequently to the executive directors There are established treasury policies that are reviewed regularly to ensure that they remain relevant to our business The objective of the Group's treasury policies is to provide liquidity for the Group at minimum risk and minimum cost and to hedge known financial exposures The main treasury risks faced by the Group are country specific liquidity risks

Investment of the Group's cash is made within policies that cover counter party risk and liquidity Surplus cash is invested generally on maturities of three months or less commensurate with the maturity of loan drawdowns Drawdowns under the multi-currency facilities allow for interest maturities of up to six months in US dollars, Euros and Sterling The Group's term loan is drawn down in Euros to provide a natural hedge against the Group's Euro earnings At the year end, the working capital facilities are drawn down in Euros and Sterling, two of the three major currencies in which the Group operates The Group's net debt position is closely monitored and there are effective cash forecasting procedures in place These procedures involve careful review of future billing levels and new business prospects with operational management

The Group's retirement benefits liability relates to the closed US defined benefit pension scheme, the closed US post-retirement medical benefits plan and French statutory retirement provisions

The Group actively manages the potential liabilities arising from the retirement benefit schemes, regularly reviewing performance and making changes where appropriate Qualified independent actuaries are consulted and they carry out regular reviews of the position During the year, the retirement benefit obligations decreased by £6 5 million to £5 4 million Cash contributions to the schemes amounted to £2 0 million (2005 £2 5 million) A net actuarial gain of £3 4 million (2005 loss of £1 7 million) arose as a result of the discount rate applicable to future benefits being increased by 0 3% to 5 8% and the investment return being above the long term assumed average of 8% The funds made a return on investment of 14 2% compared with the benchmark of 15 3% This is 1 1% worse (2005 1 4% better) than benchmark The weakening of the US dollar decreased the net liability by £1 1 million (2005 £1 3 million)

Cash flows

The net debt balance at the year end was £28 8 million compared with net funds of £21 6 million at the prior year end

The net cash inflow from operating activities before taxation and pension funding was £4 3 million compared with £14 1 million in 2005 This represents an operating cash conversion rate of 32% (2005 104%) The lower cash conversion is attributable to working capital absorption in Incum Consulting The principal cash outflows were payments relating to the acquisitions of Incum Consulting and Salzer Consulting totalling £44 9 million, tax of £4 3 million (2005 £2 7 million), net investments in fixed

financial review

(continued)

assets of £2 6 million (2005 £1 1 million), payments into the closed pension and medical benefits schemes of £2 0 million (2005 £2 5 million) and the payment of the 2005 dividend of £1 5 million (2005 £1 2 million) These amounts were offset by £39 0 million drawn down under the Group's multi-currency bank facilities

Taxation

The Group's total tax charge for 2006 based on reported profit before tax was £4 6 million (2005 £4 1 million) The total tax charge comprises £5 9 million (2005 £5 4 million) in respect of current year corporate tax £1 8 million credit (2005 £–) of deferred tax related to, principally, the movement on recognised assets associated with carried forward tax losses, and adjustments to prior years' tax charges of £0 5 million (2005 £1 2 million credit) The current year effective tax rate based on reported profit before tax is 34% (2005 30%) The increase in the rate for the current year reflects, principally a credit in 2005 related to prior years

In accordance with accounting standards, benefit for current year tax deductions for pension contributions and goodwill is not reflected in the current year tax charge The benefit is £1 4 million (2005 £1 6 million) Offsetting such amounts is £0 3 million (2005 £-) relating to a notional tax credit on the amortisation charge for acquired intangibles Excluding adjustments in respect of prior years, the current year effective "cash tax" rate is 22% (2005 29%) based on profit before tax as adjusted for the credit associated with the Japanesse indemnity provision and the amortisation charge related to the Ineum acquisition, neither of which are taxable

We expect our "cash tax" charge to increase by 4% points in 2007 and a further 7% points in 2008 as a result of the declining pension contribution and the utilisation of brought forward issues

We have tax losses in various countries The ability to utilise these losses is uncertain and dependent on trading profitability, particularly in Europe A deferred tax asset of £2 3 million (2005 £1 1 million) is recognised in respect of the part of these losses that are probable to be recovered in the foreseeable future

Returns to shareholders

The basic earnings per share amounted to 4 1 pence, a decrease of 23% compared with the 5 3 pence in the prior year The diluted earnings per share amounted to 4 1 pence compared with 5 2 pence in the prior year Dilution occurs if performance criteria related to share options are met

When judging earnings per share, analysts normally eliminate intangible amortisation associated with acquisitions and also eliminate non-recurring income and costs associated with acquisitions and disposals of businesses This gives a view of the underlying trading performance The earnings per share excluding amortisation declined by 13% to 4 6p (2005 5 3p) Excluding non-recurring income and expenses it increased by 22% to 6 1p (2005 5 0p)

Having regard to the trading prospects and the cash balance, a final dividend of 1 0 pence per share is proposed This represents a 25% increase over the dividend paid in respect of 2005's profits The dividend is covered 3 2 (2005 6 6) times based on the earnings of 2006 (2005)

Going concern

The directors are satisfied that the Group has adequate resources to continue in operation for the foreseeable future For this reason the going concern basis has been adopted in preparing the financial statements

Key performance indicators

The Key Performance Indicators (KPIs) used by the Board to monitor progress are revenue growth, profit from operations, net debt, earnings per share growth and client satisfaction We use these KPIs to monitor performance because they indicate our achievements against our stated objective of delivering substantial shareholder value over the medium term by acquisition and by delivering organic revenue and margin growth Our performance against these KPIs is discussed in the Management Statement, Financial Review and Consultancy Profiles

Critical accounting policies

The discussion and analysis of the Group's financial position and results are based on the consolidated financial statements which have been prepared in accordance with IFRS The preparation of the financial statements requires the development of estimates and judgments that affect the reported amount of assets and liabilities, revenues and costs and related disclosure of contingent assets and liabilities at the date of the financial statements Actual results may differ from these estimates under different assumptions or conditions

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions It is believed that the Group's critical accounting policies are limited to those described below

Revenue

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided to third parties in the normal course of business Revenue from services is recognised when services have been provided and the right to consideration has been earned If services have been provided to third parties but no billing has been made, estimates are made of the amounts receivable These estimates are based on the nature of the services supplied and contract terms Any significant under-estimation or over-estimation of amounts receivable could have a material effect on the Group's financial position and results of operations

Goodwill and other intangible fixed assets

Under IFRS goodwill is capitalised and tested for impairment annually and when events or changes in circumstances indicate the carrying value may not be recoverable Intangible assets with finite lives are capitalised and amortised over their remaining useful economic lives Changes in assumptions used in the Group's impairment reviews or estimated useful economic lives could have a material effect on the presentation of the Group's financial position and results of operations

Details of the assumptions used in the Group's goodwill impairment reviews are included in note 10 to the financial statements

Employee benefits

Accounting for pensions and other post-retirement benefits involves judgment about uncertain events, including, but not limited to, discount rates, life expectancy, future pay inflation, expected rate of return on plan assets and expected health care trend rates Determination of the projected benefit obligations for the Group's defined benefit pension scheme and post-retirement plans are important to the recorded amounts in the statement of recognised income and expense and the liability recorded in the balance sheet Actuarial valuations are carried out annually Details of the assumptions used are included in note 17 to the financial statements

Income taxes

The Group is subject to income taxes in numerous jurisdictions Judgment is required in determining the world-wide provision for income taxes There are transactions and calculations for which the ultimate tax determination is uncertain until it has been audited or agreed with the tax authorities Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax liabilities and assets in the period in which such determination is made

The Group's management has discussed the development of the estimates and disclosures related to each of these matters with the Audit and Risk Committee and note 2 to the financial statements provides additional discussion of the application of these estimates and other accounting policies

board of directors

Chairman * **

R W H Stomberg

Dr Rolf Stomberg, aged 67, joined the Board in September 1998 He is Chairman of the Supervisory Board of Lanxess AG and a non-executive director of a number of leading international companies including TNT Group, Reed Elsevier PLC, JSC Severstal and Smith and Nephew plc He was formerly a director of British Petroleum Company Plc where he spent 27 years, latterly as Chief Executive of BP Oil International He is Chairman of the Nominations Committee and a member of the Remuneration Committee

Chief Executive **

K A H Parry

Kevin Parry, aged 45, was appointed Chief Executive on 1 January 2000 A graduate in management studies from Cambridge University, he qualified as a Chartered Accountant with KPMG in 1986 He was appointed a London partner in that firm in 1994 and, on appointment as a managing partner in 1998, joined the UK firm's management team and was responsible for the Information, Communications & Entertainment practice He left KPMG to join the Group on 31 December 1999 He is a non-executive director and chairman of the Audit Committee of Schroders plc and a non-executive adviser to Knight Frank LLP

Finance Director

C H Smith

Craig Smith, aged 43, will be appointed Finance Director on 26 April 2007 He was previously Group Finance Director at Huntleigh Technology PLC and prior to that was European Finance Director of two US based companies in the product identification and printing ink industries

Non-executive Director

A J Barber * # **

Alan Barber, aged 59, joined the Board in April 2005 He is a non-executive director of Invesco English & International Investment Trust PLC, JP Morgan Fleming Japanese Investment Trust PLC and Western & Oriental Plc as well as two other private companies He is a former non-executive director of lastminute com PLC and Teather & Greenwood Holdings PLC and was a partner in KPMG's London office up to 2004 He is Chairman of the Audit and Risk Committee

Non-executive Director

J A Manardo

Jacques Manardo, aged 60, joined the Board on 1 September 2006 He holds a masters degree in private law and is a chartered accountant He was formerly Chairman and Chief Executive Officer of Deloitte & Touche France and Europe and a member of its worldwide executive committee He is Chairman of GEM Group, a holding company which he founded in 2002 and which consists of a number of start up businesses with different service offerings He has served as a board member of the IMD School in Lausanne and of the World Business Council for Sustainable Development in Geneva and has been a member of the International Accounting Standards Transformation Committee He has been a non-executive director of Fortis since 2004 He is decorated with the Chevalier de la Légion d'Honneur

Non-executive Director * # **

Baroness Cohen of Pimlico

Baroness Cohen, aged 66, joined the Board in August 2003 She was originally a solicitor, then had a career in the Department of Trade and Industry and subsequently as a corporate financier and adviser in the Charterhouse Group She sits as a Labour peer in the House of Lords She is Chairman of Inviseo Media Holdings Limited and a non-executive director of the London Stock Exchange PLC and TRL Electronics plc She is the Senior Independent Director and, until 19 June 2006, was the Chairman of the Remuneration Committee

Non-executive Director

J P Bolduc

J P Bolduc, aged 67, joined the Board in September 1996 He is a US citizen and is currently Chairman and Chief Executive Officer of JPB Enterprises, Inc He was formerly President and Chief Executive Officer of WR Grace & Co and President and Chief Executive Officer of J A Jones Inc He also serves on the Boards of Unisys Corporation, EnPro Industries, Inc and Lance, Inc as well as several other private and not for profit enterprises

Non-executive Director

S A Ferriss

Stephen Ferriss, aged 61, joined the Board on 3 March 2006 He is a US citizen residing in London He spent 17 years at Bank of America working in the United States of America and latterly in London and Madrid In 1987 he joined Bankers Trust and served in various roles including managing director and partner of the Bankers Trust's Global Investment Bank in London and New York He spent three years from 1999 to 2002 as President and CEO of Santander Central Hispano Investment Securities Inc He is a non-executive director of Santander Bancorp in Puerto Rico

Non-executive Director * **

A H Simon OBE

Andrew Simon, aged 61, joined the Board on 3 March 2006 He spent 23 years as the managing director, chief executive and chairman of the Evode Group PLC Mr Simon holds an MBA from Wharton School of Finance in Philadelphia and has a diversified range of non-executive director and chairman positions He is the non-executive Chairman of both Azelis SA, a pan-European speciality chemicals company, and Meretec Limited He is a non-executive director of Brake Bros Limited, Dalkia PLC and Travis Perkins PLC in the UK and of Finning International Inc in Canada He sits on the supervisory board of SGL Carbon AG in Germany He was appointed Chairman of the Remuneration Committee on 19 June 2006

** Member of the Remuneration Committee # Member of the Audit and Risk Committee ** Member of the Nominations Committee*

Note ages are as at the date of the Annual General Meeting

directors' report

The directors present their annual report, incorporating their reports on corporate governance, audit and risk, and remuneration, together with the audited financial statements for the year ended 31 December 2006 These will be laid before the shareholders at the Annual General Meeting on 26 April 2007

Activity

The principal activity of the Group is the provision of management consulting services Details of the Group's principal subsidiary undertakings, through which it carries out its activities, are set out in note 27 to the financial statements

Business review

The Company is required to set out in this report a fair review of the business of the Group during the financial year ended 31 December 2006, the position of the Group at the end of the financial year and a description of the principal risks and uncertainties facing the Group (known as a 'Business Review') The information that fulfils the requirements of the Business Review can be found in the Financial Review section of the Annual Report

Group results

The Group's profit before taxation for the year ended 31 December 2006 amounted to £13 3 million (2005 £13 9 million)

Dividend

The directors recommend the payment of a final dividend of 1 0 pence (2005 0 8 pence) per share to be paid on 19 May 2007 to ordinary shareholders on the register on 13 April 2007

Directors

The names and brief biographical details of the directors are shown on the preceding two pages Dr Stomberg, Mr Parry, Mr Bolduc, Mr Barber and Baroness Cohen held office throughout the year Both Mr Ferriss and Mr Simon were appointed on 3 March 2006 and Mr Manardo on 1 September 2006 Mr Currie stood down on 13 October 2006 It is anticipated that Mr Smith will be appointed a director on 26 April 2007

In accordance with the Company's Articles of Association, Mr Manardo, having been appointed a director after the last Annual General Meeting and Mr Smith, conditional on being appointed a director prior to the Annual General Meeting, will offer themselves for re-election at the forthcoming Annual General Meeting Mr Parry and Mr Barber will retire from the Board by rotation at the forthcoming Annual General Meeting and will offer themselves for re-election

During and at the end of the financial year no director had a material interest in any contract of significance to which the Company or any subsidiary was a party Related party transactions are disclosed in note 26

Creditor payment policy

The Group's policy, in relation to all of its suppliers, is to agree the terms of payment when first contracting with the supplier and to abide by those terms provided that it is satisfied that the supplier has provided the goods or services in accordance with the agreed terms and conditions The Group does not follow any code on payment practice but operates a prompt payment policy on settling invoices The amount of trade creditors shown in the balance sheet at 31 December 2006 represents 50 days of average purchases during the year (2005 24 days) for the Company and 20 days (2005 15 days) for the Group

Substantial share interests

As at 6 March 2007 (the latest practicable date prior to the issue of this report), the Company had been notified, in accordance with Chapter 5 of the Disclosure and Transparency Rules issued by the Financial Services Authority, of the following interests in the ordinary share capital of the Company

	no of ordinary shares	% of issued share capital
Schroders PLC	31,980,090	11 80
Barclays PLC	23,868,211	8 81
Legal and General Group PLC	10,861,907	4 01

Corporate social responsibility

The Group is committed to making a positive social and economic contribution in all the places it operates This is driven by the Board Emphasis is placed on ensuring that we continue to create and maintain trust in and loyalty to our Group by all our stakeholders

The Board annually assesses the social, environmental and ethical (SEE) impact of the Group's business and ensures that any risks arising are being managed appropriately as recommended by the Association of British Insurers (ABI) The Board has carried out an assessment of its SEE risks and based on feedback from management has concluded that the Group's exposure to SEE risks is limited, primarily due to the nature of its operations Further information on the environmental and ethical policies adopted are provided below

The Group's internal audit function assists the Board in confirming disclosures made in the annual report and in reviewing the Group's treatment of SEE matters

Environmental policy

The Group's environmental policy aims to minimise, where practical, the Group's impact on the environment

As a group of management consulting companies, the Group's business has a relatively small impact on the environment Nevertheless, the Board recognises the quality of the environment in which it operates is a concern for its stakeholders and others in the community and consequently is essential to the long-term financial performance of the Group

As a member of the FTSE4Good index, the Group ensures that all laws, regulations and official guidelines in the countries in which it operates are complied with

Following the reporting guidelines issued by the Department for Environment, Food and Rural Affairs (DEFRA), the Group's Environmental Officer has identified areas where the Group could have an impact on the environment and has taken steps to reduce this impact These are detailed below Reviews of the quantitative impact on the environment in these and other areas will continue to be undertaken to enable the Group's environmental performance to be assessed and further improved

Energy use and climate change

Carbon dioxide is one of the most significant air pollutants as a by-product of energy consumption and is the major contributor to the "enhanced greenhouse gas effect" Last year we noted that we had initiated a programme to measure the amount of electricity being used in our largest offices, to identify where reductions can be made in the future Progress has

directors' report

(continued)

been made and the programme is being implemented in the new offices added to the Group during the year

Due to the nature of the business and the need for employees with appropriate experience to work on projects, employees regularly need to travel to clients' sites This often involves travelling to different countries, however, because of careful resource planning, 90% (2005 90%) of flights made by employees are short-haul The Group's employees are encouraged, wherever possible, to share private road transport or use public transport

Whilst further improvements are being targeted, the Group has made progress in reducing energy consumption There is an ongoing programme to install energy saving devices within all our offices, including those added during the year as part of the Incum and Salzer acquisitions The principal methods adopted by the Group to reduce energy consumption are as follows

- installing automatic power-off systems on lights and certain equipment,
- using energy efficient lighting,
- using time-switches on air conditioning systems, and
- reducing travel by making use of video conferencing facilities

Waste and recycling

The increase in waste generated is a serious problem in many of the countries in which the Group operates The shortage of new landfill sites in these countries is well documented, as are the potential health impacts and carbon dioxide emissions caused by landfill sites

Quantitative information regarding the amount of waste produced by the Group during a particular period is currently not available, however it is estimated that over 70% of such waste could be recycled Most of our offices recycle printer cartridges and over half currently recycle paper or have plans to implement during 2007 The Group has maintained its efforts to reduce waste and increase recycling by

- encouraging employees to recycle paper and toner cartridges Recycling facilities are available in the largest offices and by the end of 2007, the Group aims to have facilities in all of its offices,
- giving furniture and computer equipment which is no longer needed to local schools and charities, and
- stripping obsolete computer equipment for useful parts before being disposed of in accordance with the European Waste Electrical and Electronic Equipment Directive

Water

Water usage throughout the world is growing at an unsustainable speed The Group does not use a significant amount of water, however where available, the Group seeks to lease buildings with water-efficient fittings and white goods

Health and safety

The Group is committed to achieving and maintaining the highest standards of health, safety and welfare for its employees throughout the world Employees are one of the Group's most important assets and their health and safety is critical to business performance by reducing the costs associated with workplace injuries and ill-health

The Group aims to comply with all laws, regulations and official guidelines relating to health and safety in all its offices throughout the world Due to the many different locations of the Group's offices, the Group does not have a single detailed worldwide policy Instead, it is the responsibility of a senior employee in each office to ensure that his or her office meets the high standards the Group aims for

In the UK, the Group Health and Safety Committee, chaired by the Director of Human Resources and including three employees, has a policy that not only adheres to the Health and Safety at Work Act (1974) and the Management of Health and Safety at Work Regulations, but also incorporates views of other employees During 2006, a review of health and safety policies in each office was undertaken so that necessary improvements could be made

Group ethics

The Group subscribes to the Association of Management Consulting Firms' Code of Ethics (available at www amcf org) and in the UK the Code of Ethics of the UK Management Consultancies Association (available at www mca org uk)

The codes of ethics conform to regulatory and legislative initiatives and assure the users of consulting services that members are publicly committed to providing the highest quality work

Whistleblowing

The Board considers the financial management team as holding an important role in corporate governance, having both the responsibility and authority to protect, balance and preserve the interests of all stakeholders Specific polices are in place and form part of the financial management team's twice-yearly appraisal

All employees can voice their concerns about any unethical behaviour through an internal "whistleblowing" process

Employees

The Group operates in a number of countries and its employment practices vary to meet local requirements and best practices within a framework established by the Group

It is Group policy that all people be treated with dignity and respect The Group is committed to providing and fostering a working environment that is free from harassment, discrimination, victimisation or bullying, and where all employees are treated with dignity and respect

Our ability to become a high-performing organisation depends on our inclusion of people who come from diverse backgrounds It is Group policy to ensure equal opportunities exist without discrimination for all employees, irrespective of their race, colour, creed, religion, gender, ancestry, citizenship, sexual preference, marital status, national origin, age, pregnancy, or any other reason prohibited by the laws of the individual countries in which it operates This applies with respect to recruitment, promotion, compensation, transfer, retention, training, and other employment actions In South Africa the Group operates positive discrimination in respect of previously disadvantaged individuals Wherever possible the employment of members of staff who become disabled will be continued and appropriate training and career development will be offered

One of the Group's key objectives is to achieve a shared commitment by all employees to the success of the business We recognise the importance of employees understanding the Group strategy, the businesses' priorities and the expectations of individuals Presentations on strategy and priorities are made at meetings of employees and are supplemented by monthly communications from the Group Chief Executive

Employees have a written job description and are appraised by their manager quarterly or semi-annually using a formal process The Group is committed to providing support to help realise the full potential of all its employees, whilst recognising that the ultimate responsibility for personal development must rest with the individual There are executive and management development programmes for the leaders and future leaders of the business, training programmes for client facing staff and an induction programme for all staff There is regular communication via internal meetings, email, intranets and an in-house magazine

directors' report

(continued)

Charitable and political contributions

No political donations were made in 2006 or 2005 Charitable donations of approximately £31,500 (2005 £12,500) were made during the year In addition pro bono work with a value of £14,000 (2005 £-) was undertaken

The Board has established a Charitable Donations Committee to oversee the charitable donations by the Group Three senior members of staff were appointed to the Committee and meet at regular intervals to review proposals for donations The Committee has established a new procedure for all major donations effective from 1 January 2007 onwards Each one of the Group's consultancies will have an employee selected charity for the year to which the Group will make a one-off donation

The Group encourages its employees worldwide to contribute actively to their local communities

Disclosure of information to the auditors

The directors who held office at the date of approval of this directors' report confirm that, so far as they are each aware, there is no relevant audit information of which the company's auditors are unaware, and each director has taken all the steps that ought to have been taken as a director in order to be aware of any relevant audit information and to establish that the Company's auditors are aware of that information

Auditors

In accordance with Section 385 of the Companies Act 1985, a resolution to re-appoint Deloitte & Touche LLP as auditors of the Company and to authorise the directors to determine their remuneration is to be proposed at the forthcoming Annual General Meeting

Annual General Meeting

The formal Notice of the Annual General Meeting is set out on the last three pages of this report and accounts

The Company is seeking your consideration and approval of the matters set out below

Item 1 proposes the adoption of the annual report and accounts for the year ended 31 December 2006

Item 2 proposes that shareholders approve the Directors' Remuneration Report, as required by the Directors' Remuneration Report Regulations 2002 In accordance with sections 241A of the Companies Act 1985, the vote is advisory only

Item 3 proposes the declaration of a final dividend of 1 0 pence per share This dividend is recommended by the Board and requires the approval of shareholders in the Annual General Meeting

Items 4, 5, 6 & 7 propose individual resolutions for the re-appointment of directors The Nominations Committee, having reviewed their performance and credentials, recommends their re-election The Company's Articles of Association require that one third of directors retire annually by rotation Mr Parry and Mr Barber are accordingly standing for re-election Mr Manardo, who has been appointed and Mr Smith, who it is anticipated will be appointed a director, since the last Annual General Meeting, are, in accordance with the Articles of Association, required to stand for election The appointment of Mr Manardo provides further depth to the Board as he has extensive business experience both in the markets currently served by the Group and in the markets in which the Group seeks to develop Mr Smith will be the Finance Director

Item 8 relates to the proposed re-appointment of Deloitte & Touche LLP as auditors to the Company and proposes that the directors be authorised to determine the auditors' remuneration The Company's auditors are required to be appointed at each Annual General Meeting at which accounts are presented

Item 9 is a special resolution to provide the directors with the flexibility to be able to make market purchases of the Company's own shares The authority, if granted, would be in respect of up to 27,094,014 ordinary shares (approximately 10% of the Company's issued share capital as at 31 December 2006) and would run until 24 July 2008 or, if earlier, the conclusion of the 2008 Annual General Meeting The maximum price at which purchases could be made would be the higher of the amount equal to 105 per cent of the average of the middle market quotations for an ordinary share derived from the London Stock Exchange Daily Official List for the five business days before each purchase and the amount stipulated by Article 5 (1) of the Buy-back and Stabilisation Regulation 2003, and would not be lower than an ordinary share's nominal value There is no present intention to purchase shares but the directors will keep this matter under review The directors would only exercise the authority for remuneration schemes or if an improvement in earnings per share is expected to result and if they consider that the purchase would be in the best interests of shareholders generally

Shares purchased under this authority from distributable profits will become treasury shares which the Company can cancel or hold for sale for cash or transfer for the purposes of or pursuant to an employee share scheme In considering any proposed transfer of treasury shares for the purposes of or pursuant to an employee share scheme, the Company will have regard to the limits relating to such schemes on the use of unissued shares as if the proposed transfer of treasury shares was an issue of unissued shares

As at the date of this document, there were commitments to, subject to certain conditions, issue up to approximately 9 0 million new ordinary shares, representing, in aggregate, 3 3% of the Company's currently issued share capital (excluding treasury shares) If the authority sought under item 8 were to be exercised in full, commitments, subject to certain conditions, to issue shares would represent 3 7% of the Company's remaining outstanding share capital (excluding treasury shares) Other than the options shown in Note 19(b), the Company has no warrants or options to subscribe for equity shares that are outstanding at the date of this document The Company currently has no treasury shares

Item 10 proposes an amendment to the Articles of Association The current Articles of Association already provide the directors of the Company with a right to indemnity to the extent allowed by law With the introduction of the Companies (Audit, Investigations and Community Enterprise) Act 2004 in April 2005, the circumstances in which a director can be indemnified by a company have been expanded and the proposed new article reflects these new arrangements The new provisions substantially mirror the protection previously provided to Directors by directors' and officers' insurance purchased by the Company The extent to which directors' and officers' insurance cover will be required in the future will depend on how the insurance market reacts to these new laws

Your directors consider that the above proposals are in the best interests of the Company and its shareholders and recommend that you vote in favour of all the resolutions, as they intend to do in respect of their own beneficial holdings

By order of the Board,

F Steven Hitchcock
Company Secretary

Fleet Place House
2 Fleet Place
Holborn Viaduct
London EC4M 7RF

9 March 2007

corporate governance

The maintenance of effective corporate governance is a key priority for the Board Accordingly, the Board has considered carefully the requirements of Section 1 of the 2003 FRC Combined Code of Corporate Governance (the Code) and has taken various actions in light of its guidance The Company has complied throughout the year with the Code except in relation to committee memberships as explained below

Board of directors

From 1 January 2006 to 2 March 2006 the Board comprised the non-executive Chairman, two executive directors and three non-executive directors (two of whom are regarded as independent), from 3 March 2006 two further independent non-executive directors joined the Board, from 1 September 2006 a further non-independent non-executive director joined the Board and, on 13 October 2006, one executive director (the finance director), who is being replaced with effect from 26 April 2007, stood down from the Board This is consistent with last year's report when it was reported that the Board intended to appoint further independent non-executive directors To this end, Mr Ferriss and Mr Simon were appointed as non-executive directors on 3 March 2006 Mr Manardo joined the Board on 1 September 2006 as a consequence of the acquisition of Incum Consulting

Under the terms of the Code, the Chairman is not regarded as independent by virtue of his position Mr Bolduc is not considered to be independent by reason of the commission arrangements described in the Directors' Remuneration Report Baroness Cohen, Mr Barber, Mr Ferriss, and Mr Simon are considered to be independent non-executive directors Mr Manardo is not considered to be independent by virtue of his position in an agreement dated 1 September 2006 that determines the strategy of the Group

The roles of the Board and the management are clearly defined The roles of Chairman, Chief Executive and Senior Independent Director are separated and clearly defined in writing The terms and conditions of appointment of the non-executive directors are available for inspection at the Company's registered office and will also be available at the Annual General Meeting

The Board is satisfied that the Chairman and each of the non-executive directors committed sufficient time during 2006 for the fulfilment of their duties as directors of the Company None of the non-executive directors has any conflict of interest which has not been disclosed to the Board

The number of Board and Committee meetings eligible for attendance and attended by each of the directors during the year was as follows

Name	Board meetings	Audit Committee meetings	Remuneration Committee meetings	Nominations Committee meetings
A J Barber	10	5	5	5
J P Bolduc	8	–	–	–
Baroness Cohen	10	5	5	3
M A Currie	8	–	–	–
S A Ferriss	9	4	–	–
J A Manardo	2	–	–	–
K A H Parry	10	–	–	5
A H Simon	9	–	4	4
R W H Stomberg	10	1	3	5
Total meetings held	**10**	**5**	**5**	**5**

On appointment, directors are provided with formal details of their responsibilities under legislation applicable to a company listed in the UK Changes to such legislation and other relevant factors affecting the Group are communicated to all directors Newly appointed directors are also required to participate in an induction programme in order to familiarise themselves with the Group's businesses Regular presentations are made to the Board by senior management in order to refresh and expand this knowledge

All directors are authorised to obtain, at the Company's expense and subject to the Chairman's approval, independent legal or other professional advice where they consider it necessary All directors have access to the Company Secretary who oversees their ongoing training and development needs

Election and re-election of directors

The Company's Articles of Association contain detailed rules for the appointment and retirement of directors There is a formal procedure in place to select and appoint new directors to the Board These directors are required to retire at the next Annual General Meeting, but can offer themselves for re-election by shareholders All directors are required to submit themselves for re-election at intervals not exceeding three years

The Board annually evaluates the performance of individual directors, the Board as a whole and its Committees This review comprises structured interviews with each director followed by the presentation of the results of this process to the Board and individual discussions with the Chairman or Chief Executive The results of the evaluation were approved by the Chairman and are specifically taken into account when considering the re-appointment of directors

Operation of the Board

The Board meets regularly Ten meetings were held during 2006 All members of the Board are supplied, in advance of meetings, with appropriate information covering matters which are to be considered The Chairman of the Board met with non-executive directors throughout the course of the year in the absence of executive directors

There is a formal schedule of decisions reserved for the Board This includes approval of the following the Group's strategy, the annual operating plan and budget, the annual and interim financial statements, significant transactions, major capital expenditures, risk management policies, the authority levels vested in management and Board appointments and remuneration policies As described below, the review of certain matters is delegated to Board committees, which make recommendations to the Board in relation to those matters reserved for the Board as a whole

Audit and Risk Committee

Details of the membership, role and operation of the Audit and Risk Committee are provided in the Report of the Audit and Risk Committee

The Code recommends that the Committee should comprise at least two members and that all members should be independent non-executive directors During 2006, the Committee comprised two independent non-executive directors and, until 3 March 2006, Dr Stomberg, who is not regarded as independent by virtue of his position as the Chairman of the Board As noted in last year's annual report, the Board considered it appropriate that the committee should comprise three members Following the appointment of further independent non-executive directors to the Board, Mr Ferriss joined the Audit and Risk Committee in place of Dr Stomberg effective from 3 March 2006

corporate governance

(continued)

Nominations Committee

The present membership of the Committee is

- Dr Rolf Stomberg *(Chairman of Nominations Committee, member since 1998)*
- Mr Alan Barber *(member since 2005)*
- Baroness Cohen *(member since 2003)*
- Mr Kevin Parry *(member since 2000)*
- Mr Andrew Simon *(appointed 3 March 2006)*

The Committee's purpose is to consider future appointments to the Board and the succession policy for key management positions The Nominations Committee adopted formal terms of reference dated 14 March 2003 These were updated on 2 March 2007 and are available from the Group's website (www mcgplc com) or the Company Secretary upon request

The Code recommends that a majority of the members of the Nominations Committee should be independent non-executive directors Until 3 March 2006 the Committee comprised four directors, two of whom were independent directors The Committee membership in this period was appropriate having regard to the small number of directors on the Board Following the appointment of Mr Simon to the Board, he joined the Nominations Committee Consequently, from 3 March 2006 the majority of the Committee has been independent

Following a review by the Nominations Committee, Mr Ferriss and Mr Simon were appointed as non-executive directors with effect from 3 March 2006 This review included consideration of the skills required of non-executive directors and interviews by the Committee and other Board members On 1 September 2006 Mr Manardo was appointed as an additional non-executive director following the Group's acquisition of Ineum Consulting In accordance with the Articles of Association, Mr Manardo will be proposed for re-election at the forthcoming Annual General Meeting

Remuneration Committee

Details of the membership, role and operation of the Remuneration Committee are provided in the Directors' Remuneration Report

The Code recommends that the Committee should comprise at least two members and that all members should be independent non-executive directors During 2006 the Committee comprised two independent non-executive directors and, until 3 March 2006, Dr Stomberg, who is not regarded as independent by virtue of his position as the Chairman of the Board As noted in last year's annual report, the Board considered it appropriate that the Committee should comprise three members Following the appointment of further independent non-executive directors to the Board, Mr Simon joined the Remuneration Committee on 3 March 2006 and became its Chairman in 19 June 2006 Dr Stomberg rejoined the Remuneration Committee on 4 August 2006 following the publication of the 2006 Combined Code which allows a Chairman to be a member of a Remuneration Committee if he was considered independent on his appointment as Chairman of the Company Dr Stomberg was considered independent on his appointment as Chairman The 2006 Combined Code will apply to the financial year ending 31 December 2007 There was therefore a technical non-compliance with the Code for the period 4 August 2006 to 31 December 2006

Financial matters

The Group has adopted a code of ethical conduct applicable to the Board and all members of the finance function In addition, it has a "whistleblowing" policy whereby procedures exist that allow employees to report any financial wrongdoing that they believe may have occurred

The Board has also defined which services can be purchased from the Group's auditors and has adopted procedures in respect of the purchase of these services to minimise the risk of an actual or perceived conflict of interest For similar reasons, the Board has adopted a policy in respect of hiring staff from the auditors who have been involved in the Group's audit

Relations with investors and the AGM

The Annual General Meeting gives all shareholders the opportunity to communicate directly with the Board During the year, the directors are available to respond to enquiries from investors on the Group's operations Effective communication with fund managers, institutional investors and analysts is actively pursued and this encompasses issues such as performance, policy and strategy

During the year, the executive directors hold discussions with major shareholders The Chairman is available to shareholders if there are matters that they wish to discuss with him directly Announcements are made to the London Stock Exchange and the business media concerning trading and business developments to provide wider dissemination of information Registered shareholders are sent copies of both the annual report and accounts, and the interim report The Group's website www mcgplc com also contains information relevant to investors

The Chief Executive met with key shareholders throughout the year and in particular around the time of the full year results, the half year results and the acquisition of Ineum Consulting The Board as a whole did not meet with investors during the year

The notice convening the Annual General Meeting to be held on 26 April 2007 is contained on the final three pages of this annual report and accounts

Internal controls

The Company, as required by the Listing Rules, has complied with the Code provisions on internal control having established the procedures necessary to implement the guidance issued in September 1999 (The Turnbull Committee Report) and by reporting in accordance with that guidance

The Board has overall responsibility for the Company's system of internal control and reviewing its effectiveness whilst the role of management is to implement Board policies on risk and control The system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives In pursuing these objectives, internal controls can only provide reasonable and not absolute assurance against material misstatement or loss

corporate governance

(continued)

There is a continuous process for identifying, evaluating and managing the significant risks faced by the Company which is in accordance with the guidance set out in The Turnbull Committee Report and has been in place for the year under review and up to the date of approval of the annual report and accounts This process, which is regularly reviewed by the Board, is as follows

- The Group's management operates a risk management process which identifies the key risks facing the business and reports to the Board on how those risks are being managed This is based on a risk register produced by executive management which identifies those key risks, the probability of those risks occurring, their impact if they do occur and the actions being taken to manage those risks to the desired level This risk register is discussed at Board meetings on a regular basis and regular monitoring reports are presented to the Board The management of these risks is monitored by the internal audit function
- Large acquisitions and capital projects require Board approval

  There is an embedded culture of openness of communication between management and the Board on matters relating to risk and control
- The Board has established a strong control framework within which the Group operates This contains the following key elements
  - *Organisational structure with clearly defined lines of responsibility, delegation of authority and reporting requirements*
  - *Defined expenditure authorisation levels*
  - *On site, video and teleconferencing reviews of operations, covering all aspects of each business are conducted by Group executive management on a regular basis throughout the year*
  - *The financial reporting and information systems which comprise a comprehensive annual budget which is approved by the Board, weekly reports of key operating information, cash flow and capital expenditure reporting, monthly results and forward performance indicators which are measured against the annual budget and the prior year's results Significant variances are reviewed by the Board and executive management and action is taken as appropriate The forecast for the year is revised when necessary*
  - *Group tax and treasury are coordinated centrally There is weekly cash and treasury reporting to Group management and periodic reporting to the Board on the Group's tax and treasury positions*
- Internal audits are performed by Group's internal audit function

report of the

audit and risk committee

This report describes the membership and operation of the Audit and Risk Committee

Membership

The present membership of the Committee is

- Mr Alan Barber *(Chairman of Audit and Risk Committee, member since 2005)*
- Baroness Cohen *(member since 2003)*
- Mr Stephen Ferriss *(appointed 3 March 2006)*

The Chairman of the Committee, Mr Barber, is a Chartered Accountant and is considered to have recent and relevant financial experience The Committee met five times during the year The external auditors attended all the meetings and the Committee met privately with them on three occasions Dr Stomberg, a member of the Committee since 1998, resigned when Mr Ferriss was appointed

Operation of the Committee

The Committee's terms of reference were reviewed and updated with effect from 2 March 2007 to conform with current best practice and are available on the Group's website (www mcgplc com) as well as in hard copy format from the Company Secretary The main activities of the Committee during the year were as follows

- **Financial statements** The Committee reviewed the interim and full year financial statements Presentations were made by management and the auditors about the key technical and judgmental matters relevant to the financial statements The Committee was satisfied that it was appropriate for the Board to approve the financial statements

- **Internal financial control and risk management systems** The Committee reviewed the register of Group risks prepared by management, recommendations made by the external auditors and internal audit reports A review of the register of Group risks was carried out by internal audit The Committee was satisfied that it was appropriate for the Board to make the statements regarding internal controls included in the Corporate Governance Report

- **External auditors** The Committee has considered the independence of the external auditors and is satisfied that independence has been maintained It is policy that the auditors shall not provide any services that would potentially result in them auditing the result of their own work or which are prohibited under the US Sarbanes-Oxley Act The Committee pre-approves any material permitted non-audit engagements Regular reports were presented of fees paid to the external auditors in order to ensure that the relationship between non-audit fees and audit fees was not inappropriate The Committee reviewed the external audit plan proposed by the auditors and participated in the review of the quality of the service that they provided In 2006 the non-audit fees paid to Deloitte were considerably higher than in recent years due to work arising from the acquisition of Ineum Such work was of an assurance nature and accordingly the Audit and Risk Committee does not consider that it was at an inappropriate level

- **Internal audit function** The Head of Internal Audit reports to the Committee, which reviewed and approved the annual internal audit work programme and reviewed all internal audit reports prepared in the year During the year the Committee approved the addition of further resources to the Group's internal audit function to match the recent growth of the Group

The Chairman of the Committee reported to the Board on the Committee's activities after each meeting, identifying relevant matters requiring communication to the Board and recommendations on the steps to be taken

directors' remuneration report

This report describes how the Board has applied the Principles of Good Governance relating to directors' remuneration set out in the Directors' Remuneration Report Regulations 2002 and the Combined Code As required by the Regulations, a resolution to approve the report will be proposed at the Annual General Meeting of the Company at which the annual report and accounts will be approved

The Regulations require the auditors to report to the Company's members on the "auditable part" of the Directors' Remuneration Report and to state whether in their opinion that part of the report has been properly prepared in accordance with the Companies Act 1985 (as amended by the Regulations) The report has therefore been divided into separate sections for unaudited and audited information

Unaudited information

The Remuneration Committee

The present membership of the Committee is

- Mr Andrew Simon *(Chairman of Remuneration Committee, appointed 3 March 2006)*
- Baroness Cohen *(Member since 2003)*
- Mr Alan Barber *(Member since 2005)*
- Dr Rolf Stomberg *(resigned 3 March 2006, re-appointed 4 August 2006)*

Baroness Cohen resigned as Chairman of the Remuneration Committee on 19 June 2006 and Mr Simon was elected to the position on that day Baroness Cohen remains a member of the committee Dr Stomberg, a member of the Committee since 1998, resigned when Mr Simon was appointed to the Committee Subsequently, due to changes in the Combined Code, Dr Stomberg was asked and agreed to be re-appointed as a member of the Committee

The Committee reviews and determines, on behalf of the Board, the salary, benefits and pension packages of the executive directors The Committee also reviews, on behalf of the Board, the remuneration packages of the highest paid executives and the Company Secretary Fees for the Chairman and other non-executive directors are determined annually by the Board based on market information obtained from external surveys

In determining the directors' remuneration for the year, the Committee consulted Mr Parry (Chief Executive) about its proposals save in relation to Mr Parry's own remuneration The Committee makes use of published reports on directors' remuneration packages and advice from independent external advisers is obtained when required New Bridge Street Consultants LLP has been appointed by the Committee and provides advice to it on the operation of the Company's incentive schemes and the remuneration of executive and non-executive directors as well as employee remuneration New Bridge Street Consultants LLP may also advise the Committee on other matters within the Committee's terms of reference, which were last reviewed on 2 March 2007 New Bridge Street Consultants LLP has no other connection with the Company

Remuneration policy

Compensation packages for executive directors are set by reference to individual and corporate performance, individual competencies, external market comparisons in commerce generally and consultancy specifically and remuneration levels below Board level in the Group The package for each executive director currently comprises a basic salary, an annual bonus scheme, share incentives, pension contributions and benefits

In order to align the interests of executive directors with the interests of shareholders, a significant proportion of executive directors' remuneration is performance-related through the use of annual bonus and share incentive schemes

Base salaries

The Committee's policy is to set the base salaries of each executive director at levels that reflect their roles, experience and the practices in the employment market Executive directors' salaries were last increased with effect from 1 January 2006 Having considered market surveys and the highly competitive nature of the international professional services market the Committee concluded that, with effect from 1 January 2007, the salary of Mr Parry should be increased by 5% to £575,000 per annum Mr Smith will be appointed as Finance Director with effect from 26 April 2007 at a salary of £275,000 per annum

Annual bonus scheme

Each executive director is entitled to an annual bonus that comprises two elements The Group's budgeted profit from operations (adjusted for subsequent acquisitions or disposals) is used as the benchmark for the financial performance in relation to both elements of the scheme The budget is set at a level in excess of market expectations at the time Under the first element, each director is entitled to an amount equal to up to 125% of basic salary The amount payable is split equally by reference to the financial performance of the Group and the achievement of detailed individual short and medium term performance criteria pre-agreed with the Remuneration Committee Any sums payable in relation to this first element are payable in cash within three months of the end of the relevant financial year

Under the second element, an amount of up to 75% of base salary may be earned, subject to the achievement of a sliding scale of profit before tax targets which are above budget Two-thirds of this second element will be payable in cash three years after the end of the relevant financial year The remaining third will be used to acquire shares in the Company which will also be transferred to the executive director three years after the end of the relevant financial year However, both the deferred cash and share elements of the annual bonus will normally be forfeited if the executive director ceases employment with a Group company during that three year period

The market expectation at the end of 2005, when the budget for 2006 was set, was that the profit from operations of the Group for 2006 would amount to £13 6 million before acquisitions The budget was set at a higher level than the market expectation The actual profit from operations of the Group for 2006 amounted to £13 4 million after non-recurring items and amortisation of intangibles assets, a decrease of £0 2 million compared with the prior year The financial performance criteria were narrowly missed versus the budget adjusted for the effect of acquisitions (albeit that market expectations were achieved) in relation to the first element of the scheme As a result, no entitlement arises to a current cash bonus in respect of financial performance The balance of the current cash bonus amounts to 62 5% of salary in the case of Mr Parry and and reflects the Committee's assessment of the achievement of personal performance objectives No bonus was payable in respect of the second element of the scheme as the stretch budget was not achieved The bonus payable is £343,750 for Mr Parry

Share incentives

The Group has two share incentive schemes under which awards currently subsist

- the Management Consulting Group PLC 1998 Executive Share Option Scheme (the 1998 Scheme) formerly known as the Proudfoot Plc Executive Share Option scheme, and
- the Management Investment Plan (the Management Incentive Plan)

directors' remuneration report

(continued)

The 1998 Scheme (under which market value options are granted) was extended by the Extraordinary General Meeting held on 30 August 2006 and now expires on 18 June 2011 It is designed to motivate directors and senior employees, whilst retaining them in the Group's employment, by granting options which are exercisable in two equal amounts after three years and five years respectively For grants made after 1 January 2003 and before 31 December 2005, options are subject to a performance condition that compares the Total Shareholder Return (TSR) over the three year period following grant (with no ability to re-test performance in subsequent years) with the TSR of the constituents of an external index as follows

TSR ranking compared to index	Percentage of option that vests
Below median	0%
At median	50%
Between median and upper quartile	50–100% (pro-rated)
Upper quartile	100%

For grants made before 1 January 2006, the index used was the FTSE Mid 250 For grants made after 31 December 2005, the index used is the FTSE All Share Index The Committee believes that these performance measures are appropriate as options will only vest in full following the generation of returns to shareholders significantly ahead of the market The change to the FTSE All Share Index was made to align the performance conditions with the index to which the Company belongs The TSR calculations will be undertaken by a third party to ensure independent verification of the extent to which the performance condition is met

Under the rules of the 1998 Scheme, options over shares with an aggregate exercise consideration of up to eight times remuneration may be granted to an individual in a ten year period However, it is the Committee's current intention that option grants for directors will be limited to 50% of salary each year

With effect from 30 August 2006, the Company may at its discretion satisfy the exercise of options granted under the 1998 Scheme by issuing (or procuring the transfer of) only that number of ordinary shares which has a value, at the time of exercise of the options, equal to the net gain resulting from the exercise In respect of options issued prior to 30 August 2006, the Company will only exercise its discretion with the optionholder's consent

At 31 December 2006 there were 12 3 million options outstanding over new shares under share option schemes, comprising 4 6% of the issued share capital In addition, there were outstanding options over 2 8 million shares which are already in issue and are owned by an employee trust These include options issuable under arrangements put in place in connection with acquisitions for which shareholder approval was obtained at the time of the acquisitions 3 4 million options over unissued shares and 675,000 options over issued shares lapsed on 1 March 2007, because the performance criteria were not met

The only remaining participant in the Management Incentive Plan is Mr Parry Mr Parry will be entitled to 185,027 shares before tax on 18 March 2007 provided he is employed on that date The Management Incentive Plan required him to invest £300,000 in the Company over the three year period ended 31 December 2002 The investment must be retained until the vesting date of any awards No further awards will be made under this plan and no further entitlements arise after 18 March 2007 International Financial Reporting Standards require that a charge is recognised against profits in relation to share options More details in relation to this are provided in note 19 to the financial statements

Pension arrangements

The Group contributes 17 5% of salary to defined contribution pension schemes of each executive director's choice Bonuses and other payments to directors are not pensionable As a result of the tax legislation changes that took effect in April 2006, individual directors may request an equivalent cash alternative No director has, to date, made such a request

Shareholders have approved that the aggregate options outstanding are limited to 12 8% of the fully diluted share capital In addition there are 3,879,584 funded options that can be issued that are not dilutive which were put in place as part of the IMR acquisition

Other benefits

Benefits comprise a car and insurances for life, personal accident, disability, permanent health and family medical cover

Service contracts

Mr Parry has a contract with a Group company continuing until age 65 Either party is able to terminate the contract by giving 12 months' notice Mr Smith has a contract with a Group company continuing until age 65 The retirement age has been increased from 58 to comply with legislation Either party is able to terminate the contract by giving six months' notice

In the event of the early termination of an executive director's contract, it is the Committee's policy that the amount of compensation (if any) paid to the executive director will be determined by reference to the relevant circumstances that prevail at the time However, the Committee's aim will be to avoid rewarding poor performance Furthermore, the Committee will take account of the executive director's duty to mitigate his loss Mr Currie received compensation for loss of office of £91,202

The dates of the contracts of the executive diretors who served during the year and who were appointed subsequent to the year end are as follows

Director	Date of contract
K A H Parry	29 November 1999
M A Currie	5 January 2005
C H Smith	6 March 2007

External appointments

The Company recognises that executive directors may be invited to become non-executive directors of other companies and that such appointments can broaden their knowledge and experience to the benefit of the Group Executive directors may hold no more than two non-executive directorships and the related fees may be retained by the director During 2006 Mr Parry earned fees of £80,000 (2005 £75,000) as a non-executive director of Schroders plc and fees of £30,000 (2005 £30,000) as a non-executive advisor to Knight Frank LLP During the period from 1 January 2005 to 13 October 2006, Mr Currie did not hold any non-executive directorships

Non-executive directors – summary of entitlements

In relation to 2006, the Chairman received total fees of £90,000 Each of the other non-executive directors received a fee of £30,000 per annum and the Chairman of the Audit and Risk Committee, the Chairman of the Remuneration Committee and the Senior Independent Director each received an additional fee of £5,000

The fees payable to the Chairman and the other non-executive directors were last reviewed with effect from 1 January 2006 Having reviewed market survey information, the Board concluded that there should be an increase in the fees payable to the Chairman of £10,000 and £5,000 to other non-executive directors The additional fees payable to the Chairman of the Audit and Risk Committee, the Chairman of the Remuneration Committee and the Senior Independent Director remain at £5,000

directors' remuneration report

(continued)

Mr Bolduc is entitled to a retainer of US$35,000 per annum for his services as an introducer of business to the Group Mr Manardo is entitled to a retainer of €25,000 for additional advisory services provided to the Group In addition, they may earn commission of 2 5% of the value of any work introduced No commission was payable in relation to 2006 In light of the level of commissions potentially payable to Mr Bolduc and Mr Manardo and Mr Manardo's previous position with Ineum Consulting, they are not considered to be independent non-executive directors The independent non-executive directors consider that these arrangements are appropriate for the business The other non-executive directors are not entitled to bonuses, benefits, pension contributions or to participate in any share scheme

None of the non-executive directors has a service contract and all are appointed for three year fixed terms Consequently, none of the non-executive directors is subject to notice periods and none has any rights to compensation on termination The Company considers this approach appropriate in the current circumstances The dates of the most recent letters of appointment of non-executive directors are set out below

Director	Date of letter of appointment
R W H Stomberg	26 April 2005
A J Barber	26 April 2005
J P Bolduc	12 May 2006
Baroness Cohen	12 May 2006
S A Ferriss	3 March 2006
A H Simon	3 March 2006
J A Manardo	1 September 2006

Audited Information

Performance Graph

The Regulations require this report to contain a graph illustrating the Company's performance compared with an appropriate "broad equity market index" over the past five years Management Consulting Group PLC is a constituent of the FTSE All-Share Index and, accordingly, that index is considered the most appropriate form of "broad equity market index" against which the Group's performance should be plotted Performance, as required by the legislation, is measured by Total Shareholder return (share price growth plus dividends paid)



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Value (£)
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Management Consulting Group PLC
FTSE All-Share Index

This graph looks at the value, by the end of 2006, of £100 invested in Management Consulting Group PLC on 31 December 2001 compared with the value of £100 invested in the FTSE All-Share Index The other points plotted are the values at financial year ends

Directors' remuneration

The remuneration of the directors who served in the year ended 31 December 2006 was as follows

	Salaries and fees as directors £	Bonus and other[1] £	Deferred bonus[2] £	Benefits £	Pension contributions £	Loss of office £	Other[3] £	Total emoluments 2006 £
Executive								
M A Currie[4]	216,044	–	–	22,113	37,808	91,202	10,000	**377,167**
K A H Parry	550,000	343,750	–	23,058	96,250	–	–	**1,013,058**
Non-executive								
R W H Stomberg	90,000	–	–	–	–	–	–	**90,000**
A J Barber	35,000	–	–	–	–	–	–	**35,000**
J P Bolduc	30,000	18,971	–	–	–	–	–	**48,971**
Baroness Cohen	35,000	–	–	–	–	–	–	**35,000**
S A Ferriss[5]	25,000	–	–	–	–	–	–	**25,000**
J A Manardo[6]	10,000	5,614	–	–	–	–	–	**15,614**
A H Simon[5]	27,917	–	–	–	–	–	–	**27,917**
	1,018,961	**368,335**	–	**45,171**	**134,058**	**91,202**	**10,000**	**1,667,727**

[1] *Comprises current cash bonuses payable to Mr Parry and the retainers payable to Mr Bolduc and Mr Manardo*

[2] *Comprises vested shares received under the Management Incentive Plan* [3] *Comprises payments in respect of post employment obligations*

[4] *Stood down on 13 October 2006* [5] *Appointed 3 March 2006* [6] *Appointed 1 September 2006*

The remuneration of the directors who served in the year ended 31 December 2005 was as follows

	Salaries and fees as directors £	Bonus and other[1] £	Deferred bonus[2] £	Benefits £	Pension contributions £	Total emoluments 2005 £
Executive						
M A Currie[3]	216,667	205,000	–	13,396	37,917	472,980
K A H Parry	525,000	510,000	336,518	20,070	91,875	1,483,463
S J Purse[4]	49,333	–	–	5,173	8,633	63,139
Non-executive						
R W H Stomberg	90,000	–	–	–	–	90,000
A J Barber[5]	23,819	–	–	–	–	23,819
J P Bolduc	30,000	19,238	–	–	–	49,238
Baroness Cohen	35,000	–	–	–	–	35,000
D G Jones[6]	11,574	–	–	–	–	11,574
	981,393	734,238	336,518	38,639	138,425	2,229,213

[1] *Comprises current cash bonuses payable to Mr Parry and Mr Currie and the retainer payable to Mr Bolduc*

[2] *Comprises vested shares received under the Management Incentive Plan* [3] *Appointed 1 March 2005*

[4] *Resigned 7 March 2005* [5] *Appointed 26 April 2005* [6] *Resigned 26 April 2005*

directors' remuneration report

(continued)

Interest in shares

The beneficial interests of the directors in office at 31 December 2006 in the ordinary share capital of the Company were as follows

	9 March 2007	31 December 2006	31 December 2005
Executive			
K A H Parry	**1,087,876**	*1,087,876*	*837,876*
Non-executive			
R W H Stomberg	**600,000**	*600,000*	*600,000*
A J Barber	**208,000**	*208,000*	*108,000*
J P Bolduc	**800,000**	*800,000*	*800,000*
Baroness Cohen	**61,800**	*61,800*	*48,800*
S A Ferriss	**200,000**	*200,000*	–
J A Manardo	**3,333,930**	*3,333,930*	–
A H Simon	**12,100**	*12,100*	*12,100*

In addition, Mr Parry is deemed to be interested in 4,197,374 shares held by the employee share trust, although there is no intention to grant him any rights over these shares except for 214,912 shares acquired by the Company on 5 January 2005 in connection with a potential deferred bonus obligation to Mr Parry which vests on 31 December 2007

The interests of the directors in share options in the Company are set out in the table below

Directors' remuneration

Director	At 1 Jan 2006	Granted in year	Exercised in year	Lapsed in year	At 31 Dec 2006	Exercise price (in pence)	Date from which exercisable	Expiry date
K A H Parry	2,027,090	–	(250,000)	–	1,777,090	29 85	23 Mar 2003	22 Mar 2010
	569,620	–	–	(569,620)	–	39 50		
	675,862	–	–	–	675,862†	36 25		
	439,331	–	–	–	439,331	59 75	7 Mar 2008	6 Mar 2015
	–	476,190	–	–	476,190	57 75	6 Mar 2009	5 Mar 2016
	3,711,903	476,190	(250,000)	(569,620)	3,368,473			

† lapsed 1 March 2007

All directors' options are under the 1998 Scheme and no consideration was payable for the grant of the options The options granted to Mr Parry and exercisable with effect from 23 March 2003 met the related performance conditions for vesting in full All other options held by directors are subject to the relevant TSR performance condition described earlier in this report 250,000 options were exercised by Mr Parry during 2006 with a gain on exercise of £59,000 before tax No other director held share options at 31 December 2006 The TSR performance criteria, relating to the share options first exercisable on 1 March 2007, were not achieved and so the options have not vested

The interests of Mr Parry in shares pursuant to his participation in the closed Management Incentive Plan are set out below

Director	Interest as at 1 Jan 2006	Vested in year	Lapsed in year	Interest as at 31 Dec 2006
K A H Parry	185,027	–	–	185,027

Under the Management Incentive Plan, the interest at 31 December 2006 will vest on 18 March 2007, subject only to Mr Parry continuing to be employed by a Group company

The market price of a share in the Company at 31 December 2006 was 41 5 pence and the range during 2006 was 38 pence to 64 75 pence

Approval

This report was approved by the Board of Directors and signed on its behalf by

Andrew Simon
Chairman of the Remuneration Committee

9 March 2007

independent auditors' report

To the members of Management Consulting Group PLC

We have audited the Group and Parent Company financial statements (the 'financial statements') of Management Consulting Group PLC for the year ended 31 December 2006 which comprise the Group income statement, the Group and individual parent Company balance sheets, the Group and parent Company cash flow statements, the Group statement of recognised income and expense and the related notes 1 to 28 These financial statements have been prepared under the accounting policies set out therein We have also audited the information in the directors' remuneration report that is described as having been audited

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985 Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the directors' remuneration report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the directors' responsibility statement

Our responsibility is to audit the financial statements and the part of the directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland)

We report to you our opinion as to whether the financial statements give a true and fair view, and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group financial statements, Article 4 of the IAS Regulation We report to you whether in our opinion the information given in the directors' report is consistent with the financial statements The information given in the directors' report includes that specific information presented in the Financial Review that is cross referred from the Business Review section of the directors' report

In addition, we also report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures

We read the other information contained in the annual report as described in the contents section and consider whether it is consistent with the audited financial statements We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements Our responsibilities do not extend to any further information outside the annual report

independent
auditors' report
(continued)

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report to be audited

Opinion

In our opinion

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2006 and of its profit for the year then ended,
- the parent Company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the requirements of the Companies Act 1985, of the state of the parent Company's affairs as at 31 December 2006,
- the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation, and
- the information given in the directors' report is consistent with the financial statements

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, UK

9 March 2007

directors' responsibility statement

The following statement, which should be read in conjunction with the report of the independent auditors, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and auditors in relation to the financial statements

The directors are responsible for preparing the annual report and financial statements The directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards (IFRS) and have also elected to prepare financial statements for the Company in accordance with IFRS United Kingdom company law requires the directors to prepare such financial statements in accordance with IFRS, the Companies Act 1985 and Article 4 of the IAS Regulation

The Group financial statements are required to present fairly the financial position and performance of the Group The Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving fair presentation The Company financial statements are required by law to give a true and fair view of the state of affairs of the Company

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company They have responsibility for taking reasonable steps to safeguard the assets of the Group and to prevent and detect fraud and other irregularities

Appropriate accounting policies consistently applied and supported by reasonable and prudent judgments and estimates have been used in the preparation of these financial statements and applicable accounting standards have been followed These policies and standards, for which the Directors accept responsibility, have been discussed with the auditors

The directors having prepared the financial statements, have requested the auditors to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland) and have requested the auditors to take whatever steps and to undertake whatever inspections they consider appropriate for the purpose of giving their report

The Management Statement on pages 13 to 15 and the Financial Review on pages 16 to 21 contain certain forward-looking statements with respect to the financial condition, results of operations and businesses of the Group These statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements and forecasts The forward looking statements are based on the directors' current views and information known to them at 9 March 2007 The directors do not make any undertaking to update or revise any forward looking statements, whether as a result of new information, future events, or otherwise Nothing in this report should be construed as a profit forecast

group income statement

for the year ended 31 December 2006

	note	2006 £'000	*2005 £'000*
Continuing operations			
Revenue	3	**146,890**	*129,601*
Cost of sales		**(73,415)**	*(64,847)*
Gross profit		**73,475**	*64,754*
Selling costs		**(40,169)**	*(34,931)*
Administrative (expenses) – underlying		**(17,150)**	*(17,161)*
Profit from operations before non-recurring expenses and amortisation of acquired intangibles		**16,156**	*12,662*
Administrative (expenses)/income – non-recurring		**(1,765)**	*897*
Profit from operations before amortisation of acquired intangibles		**14,391**	*13,559*
Administrative (expenses) – amortisation of acquired intangibles		**(943)**	*–*
Total administrative expenses		**(19,858)**	*(16,264)*
Profit from operations	3	**13,448**	*13,559*
Investment income	6a	**1,176**	*453*
Finance costs	6b	**(1,276)**	*(92)*
Profit before tax	4	**13,348**	*13,920*
Tax expense	7	**(4,598)**	*(4,128)*
Profit for the year		**8,750**	*9,792*
Earnings per share – pence			
From continuing operations			
Basic	9	**4 1**	*5 3*
Diluted	9	**4 1**	*5 2*

group statement of recognised income and expense

for the year ended 31 December 2006

	note	2006 £'000	*2005* *£'000*
Exchange differences on translation of foreign operations	20	**(4,904)**	*1,488*
Actuarial gains/(losses) on defined benefit pension fund and medical schemes	17	**3,284**	*(1,646)*
Tax on items taken directly to equity		**600**	*825*
Net (expense)/income recognised directly in equity		**(1,020)**	*667*
Profit for the year		**8,750**	*9,792*
Total recognised income and expense for the period		**7,730**	*10,459*

group balance sheet

as at 31 December 2006

	note	2006 £'000	*2005 £'000*
Non-current assets			
Intangible assets	10	**162,546**	*68,696*
Property, plant and equipment	11	**2,294**	*1,521*
Deferred income tax assets	15	**3,597**	*1,358*
Total non-current assets		**168,437**	*71,575*
Current assets			
Trade and other receivables	13	**46,800**	*14,801*
Cash and cash equivalents	23	**10,278**	*21,555*
Total current assets		**57,078**	*36,356*
Total assets		**225,515**	*107,931*
Current liabilities			
Borrowings	16	**(14,792)**	*–*
Trade and other payables	14	**(54,103)**	*(28,045)*
Current tax liabilities	15	**(5,728)**	*(3,959)*
Total current liabilities		**(74,623)**	*(32,004)*
Net current (liabilities)/assets		**(17,545)**	*4,352*
Non-current liabilities			
Borrowings	16	**(24,255)**	*–*
Retirement benefit obligation	17	**(5,411)**	*(11,869)*
Non-current tax liabilities	15	**(7,711)**	*(4,674)*
Long-term provisions	18	**(829)**	*(871)*
Non-current accruals		**(497)**	*(581)*
Total non-current liabilities		**(38,703)**	*(17,995)*
Total liabilities		**(113,326)**	*(49,999)*
Net assets		**112,189**	*57,932*
Equity			
Share capital	19	**67,735**	*47,373*
Share premium account	20	**38,163**	*38,146*
Merger reserve	20	**32,513**	*5,683*
Shares to be issued	20	**46**	*46*
Share compensation reserve	20	**1,492**	*1,256*
Own shares held by employee share trust	20	**(1,270)**	*(1,270)*
Translation reserve	20	**(5,161)**	*(257)*
Other reserves	20	**7,064**	*7,064*
Retained earnings	21	**(28,393)**	*(40,109)*
Total equity	22	**112,189**	*57,932*

The financial statements were approved by the Board of Directors and authorised for issue on 9 March 2007 They were signed on its behalf by

K A H Parry
Director

group cash flow statement

for the year ended 31 December 2006

	note	2006 £'000	*2005 £'000*
Net cash (outflow)/inflow from operating activities	23	**(1,954)**	*8,826*
Investing activities			
Net interest received		**1,013**	*323*
Acquisitions of subsidiaries, net of cash and overdrafts acquired		**(44,932)**	*–*
Purchases of property, plant and equipment		**(1,202)**	*(669)*
Purchases of intangible assets		**(1,363)**	*(454)*
Proceeds on disposal of property, plant and equipment		**–**	*13*
Net cash used in investing activities		**(46,484)**	*(787)*
Financing activities			
Dividends paid	8	**(1,486)**	*(1,241)*
Purchase of own shares		**–**	*(181)*
Proceeds from borrowings		**39,009**	*–*
Refinancing of acquired borrowings by term debt		**(15,211)**	*–*
Proceeds from issue of shares		**282**	*35*
Net cash raised by/(used in) financing activities		**22,594**	*(1,387)*
Net (decrease)/increase in cash and cash equivalents		**(25,844)**	*6,652*
Cash and cash equivalents at beginning of year		**21,555**	*14,510*
Effect of foreign exchange rate changes		**(225)**	*393*
Cash and cash equivalents net of current borrowings at end of year	*23*	**(4,514)**	*21,555*

company balance sheet

as at 31 December 2006

	note	2006 £'000	2005 £'000
Non-current assets			
Investments in subsidiaries	12	154,309	141,224
Intangible assets	10	891	73
Property, plant and equipment	11	439	355
Deferred income tax assets	15	162	137
Total non-current assets		155,801	141,789
Current assets			
Trade and other receivables	13	73,774	19,455
Cash and cash equivalents	23	729	1,171
Total current assets		74,503	20,626
Total assets		230,304	162,415
Current liabilities			
Borrowings	16	(6,000)	–
Trade and other payables	14	(21,018)	(17,553)
Current tax liabilities	15	(1,000)	(394)
Total current liabilities		(28,018)	(17,947)
Net current assets		46,485	2,679
Net assets		202,286	144,468
Equity			
Share capital	19	67,735	47,373
Share premium account	20	38,163	38,146
Merger reserve	20	26,830	–
Shares to be issued	20	46	46
Share compensation reserve	20	1,492	1,256
Own shares held by employee share trust	20	(1,270)	(1,270)
Capital redemption reserve	20	1,186	1,186
Retained earnings	21	68,104	57,731
Total equity	22	202,286	144,468

These financial statements were approved by the Board of Directors and authorised for issue on 9 March 2007 They were signed on its behalf by

K A H Parry
Director

company cash flow statement

for the year ended 31 December 2006

	note	2006 £'000	*2005 £'000*
Net cash outflow from operating activities	23	**(1,019)**	*(2,278)*
Investing activities			
Interest received (net)		**1,119**	*99*
Acquisitions of subsidiaries		**(39,327)**	*–*
Purchases of property, plant and equipment		**(278)**	*(95)*
Purchases of intangible assets		**(1,100)**	*(59)*
Proceeds on disposal of property, plant and equipment		**–**	*14*
Cash advances to subsidiaries		**(12,767)**	*(7,222)*
Dividends received		**8,265**	*7,589*
Net cash (used in) from investing activities		**(44,088)**	*326*
Financing activities			
Dividends paid	8	**(1,486)**	*(1,241)*
Purchase of own shares		**–**	*(181)*
Proceeds from borrowings		**39,009**	*–*
Proceeds from issue of shares		**282**	*35*
Net cash raised by/(used in) from financing activities		**37,805**	*(1,387)*
Net decrease in cash and cash equivalents		**(7,302)**	*(3,339)*
Cash and cash equivalents at beginning of year		**1,171**	*4,836*
Effect of foreign exchange rate changes		**860**	*(326)*
Cash and cash equivalents at end of year	23	**(5,271)**	*1,171*

notes to the financial statements

for the year ended 31 December 2006

1 General information

Management Consulting Group PLC (the Company) is a company incorporated in the United Kingdom under the Companies Act 1985 The address of the registered office is given on page 88 The nature of the Group's operations and its principal activity are set out in note 3 and in the Financial Review on pages 16 to 21

2. Significant accounting policies

The following accounting policies have been applied consistently in the current and preceding year in dealing with items which are considered material in relation to the financial statements

(a) Basis of preparation

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) The financial statements have also been prepared in accordance with IFRS as adopted by the European Union (EU) and therefore comply with Article 4 of the EU International Accounting Standards (IAS) regulation

The separate financial statements of the Company are presented as required by the Companies Act 1985 As permitted by that Act, the Company has elected not to present its own income statement Its separate financial statements have been prepared in accordance with IFRS

The financial statements have been prepared on the historical cost basis The principal accounting policies adopted are set out below The principal accounting policies adopted in the preparation of the parent Company's financial statements are the same as those adopted in the consolidated financial statements except that the parent Company's investments in subsidiaries are stated at cost less, where appropriate, provisions for impairment

Amendments to published standards effective in 2006

IAS 19 (Amendment), Employee Benefits, is mandatory for the Group's accounting periods beginning on or after 1 January 2006 It introduces the option of an alternative recognition approach for actuarial gains and losses It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting It also adds new disclosure requirements As the Group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment only impacts the format and extent of disclosures presented in the financial statements

2 Significant accounting policies (continued)

Standards, amendments and interpretations effective in 2006

The following standard is mandatory for the Group's accounting period beginning on 1 January 2006, is relevant to the Group's operations, but has had no significant impact on the Group or Company's results, balance sheets and associated disclosures

- IFRIC 4, Determining whether an Arrangement contains a Lease,

The following standards, amendments and interpretations are mandatory for the Group's accounting period beginning on 1 January 2006 but are not relevant to the Group's operations

- IAS 21 (Amendment), Net Investment in a Foreign Operation,
- IAS 39 (Amendment), Net Investment in a Foreign Operation,
- IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions,
- IAS 39 (Amendment), The Fair Value Option,
- IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards,
- IFRS 6, Exploration for and Evaluation of Mineral Resources,
- IFRIC 5, Rights to Interest arising from Decommissioning, Restoration and Environmental Rehabilitation Funds, and
- IFRIC 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment

Interpretations to existing standards that are not yet effective and have not been early adopted by the Group

The following interpretations to existing standards have been published and, unless otherwise stated, are mandatory for the Group's accounting period beginning 1 January 2007 The Group has not early adopted these interpretations

IFRS 7, Financial Instruments Disclosures, and the complementary Amendments to IAS 1, Presentation of Financial Statements – Capital Disclosures IFRS 7 introduces new disclosures relating to financial instruments This standard is not expected to have any impact on the classification and valuation of the Group's financial instruments

IFRS 8, Operating Segments, which is applicable for the accounting period beginning 1 January 2009, requires an entity to report financial and descriptive information about reportable segments, which are defined as those components of the entity which are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance

IFRIC 8, Scope of IFRS 2 IFRIC 8 requires consideration of transactions involving the issuance of equity instruments, where the identifiable consideration received is less than the fair value of the equity instruments issued, to establish whether or not they fall within the scope of IFRS2 IFRIC 8 is not expected to have any impact on the Group's financial statements

IFRIC 10, Interim Financial Reporting and Impairment IFRIC 10 prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date IFRIC 10 is not expected to have any impact on the Group's financial statement

Interpretations to existing standards that are not yet effective and not relevant for the Group's operations

The following interpretations to existing standards have been published and are mandatory for the Group's accounting periods beginning on 1 January 2007 but are not relevant for the Group's operations

2 Significant accounting policies (continued)

IFRIC 7, Apply the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies IFRIC 7 provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when the economy was not hyperinflationary in the prior period As none of the Group entities have a currency of a hyperinflationary economy as its functional currency, IFRIC 7 is not relevant to the Group's operations

IFRIC 9, Reassessment of Embedded Derivatives IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required As none of the group entities has changed the terms of its contracts, IFRIC 9 is not relevant to the Group's operations

IFRIC 11, IFRS 2 – Group and Treasury Share Transactions requires a shared based payment arrangement in which an entity receives goods or services as consideration for its own shares to be accounted for as an equity settled share-based payment transaction

IFRIC 12, Service Concession Arrangements addresses how service concession operators should apply existing IFRSs to account for the obligations they undertake and rights they receive in service concession arrangements

Critical accounting policies and key sources of estimation uncertainty

The discussion and analysis of the Group's financial position and results are based on the consolidated financial statements which have been prepared in accordance with IFRS The preparation of the financial statements requires the development of estimates and judgments that affect the reported amount of assets and liabilities, revenues and costs and related disclosure of contingent assets and liabilities at the date of the financial statements Actual results may differ from these estimates under different assumptions or conditions

Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties and potentially result in materially different results under different assumptions and conditions It is believed that the Group's critical accounting policies are limited to those described below The Group's management has discussed the development of the estimates and disclosures related to each of these matters with the Audit and Risk Committee

Revenue

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided to third parties in the normal course of business net of discounts, VAT and other sales related taxes Revenue from services is recognised when services have been provided and the right to consideration has been earned If services have been provided to third parties but no billing has been made, estimates are made of the amounts receivable These estimates are based on the nature of the services supplied and contract terms Any significant under-estimation or over-estimation of amounts receivable could have a material effect on the Group's financial position and results of operations

Goodwill and other intangible fixed assets

Under IFRS goodwill is capitalised and tested for impairment annually and when events or changes in circumstances indicate the carrying value may not be recoverable Intangible assets with finite lives are capitalised and amortised over their useful economic lives Changes in assumptions used in the Group's impairment reviews or estimated useful economic lives could have a material effect on the presentation of the Group's financial position and results of operations

2 Significant accounting policies (continued)

Employee benefits

Accounting for pensions and other post-retirement benefits involves judgments about uncertain events, including, but not limited to, discount rates, life expectancy, future pay inflation, expected rate of return on plan assets and expected health care trend rates Determination of the projected benefit obligations for the Group's defined benefit pension scheme and post-retirement plans are important to the recorded amount of the benefit expense in the income statement and the liability recorded in the balance sheet Actuarial valuations are carried out annually These determine the expense recorded in the income statement, the liability recognised in the balance sheet, and items to be recorded in the Consolidated Statement of Recognised Income and Expense Details of the assumptions used are included in note 17 to the financial statements

Income taxes

The Group is subject to income taxes in numerous jurisdictions Judgment is required in determining the world-wide provision for income taxes There are transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax liabilities and assets in the period in which such determination is made

(b) Basis of consolidation

(i) Subsidiaries

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities This generally accompanies a shareholding of more than one half of the voting rights The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity The results of subsidiaries acquired or disposed of during the period are included in the Group income statement from or to the effective date of acquisition or disposal, respectively Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies into line with those used by the Group

Intra-group transactions, balances and unrealised gains on transactions between Group companies are eliminated on consolidation

Minority interests in the net assets of consolidated subsidiaries are identified separately from the Group's equity therein Minority interests consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses

(ii) Joint ventures

The Group's interests in jointly controlled entities are accounted for by proportionate consolidation The Group combines its share of the joint venture's individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group's financial statements Where the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interest in the joint venture

2. Significant accounting policies (continued)

The interest of minority shareholders in the acquiree is initially the minority's proportion of the net recognised fair value of the assets, liabilities and contingent liabilities

(c) Business combinations

The acquisition of subsidiaries is accounted for using the purchase method The cost of the acquisition is the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination The acquiree's identifiable assets, liabilities and contingent liabilities are recognised at their fair value at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for resale which are recognised and measured at fair value less costs to sell

(d) Goodwill

Goodwill arising on the acquisition of a subsidiary or a jointly controlled entity represents the excess of the cost of acquisition over the Group's interest in the net fair value of the recognised identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in the income statement Goodwill is tested annually for impairment or when there is indication of impairment and carried at cost less accumulated impairment loss An impairment loss recognised for goodwill is not reversed in a subsequent period

Goodwill arising on acquisitions before 1 January 2004, the date of transition to IFRS, has been retained at the previous UK GAAP amount subject to being tested for impairment at that date Goodwill written off to equity prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss and disposal

(e) Intangible assets

Acquired intangible assets (e g customer relationships, trademarks, licences) are capitalised and amortised over their useful economic lives Purchased computer software licences are capitalised as intangible assets on the basis of the costs incurred to acquire and bring to use the specific software These costs are amortised over their estimated useful lives, which do not exceed three years Costs associated with developing software are capitalised as intangible assets when they are separable or arise from contractual or other legal rights Costs associated with maintaining computer software programs are recognised as an expense as incurred

(f) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses Depreciation is charged so as to write off the cost or valuation of assets, less estimated residual value, by equal annual instalments over their estimated useful lives of between three and seven years

(g) Impairment of tangible and intangible assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount The recoverable amount is the higher of an asset's fair value less costs to sell and value in use For the purposes of assessing impairment, assets are grouped by cash-generating units

2 Significant accounting policies (continued)

For goodwill each of those cash-generating units represents the Group's investment in each geographic region of operation by each consultancy

(h) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, short term deposits with an original maturity of three months or less, and current borrowings

(i) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred Borrowings are subsequently stated at amortised cost, any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date

(j) Taxation

The tax expense represents the sum of the tax currently payable and deferred tax The tax currently payable is based on taxable profit for the year Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expense that are taxable or deductible in other years or are never taxable or deductible The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the balance sheet liability method Deferred tax liabilities are generally recognised for all taxable temporary differences Deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which such differences can be utilised

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered in the foreseeable future

Deferred tax is calculated at the tax rates which are expected to apply in the period when the liability is settled or the asset realised Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to reserves, in which case the deferred tax is also dealt with in reserves

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis

(k) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle that obligation, and the amount has been reliably estimated Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date and are discounted to present value where the effect is material

2 Significant accounting policies (continued)

(l) Own shares

The Company shares owned by the employee share trust established in respect of certain share based awards are presented as a reduction of equity

(m) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided to third parties in the normal course of business, net of discounts, VAT and other sales related taxes Revenue from services is recognised when services have been provided and the right to consideration has been earned Revenue includes reimbursement of expenses that are re-billed to clients in connection with certain projects If services have been provided to third parties but no billing has been made, estimates are made of the amounts receivable

(n) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount

(o) Dividend income

Dividend income is recognised when the right to receive payment is established

(p) Operating leases

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term

(q) Retirement benefit costs

For defined contribution pension schemes, the amount charged to the income statement represents the contributions payable in the period Differences between contributions payable in the period and contributions actually paid are shown as either accruals or prepayments in the balance sheet

For the closed defined benefit scheme and the closed post-retirement medical benefits plan, the amounts charged to the income statement are the current service costs and gains and losses on settlements and curtailments Past service costs are recognised immediately in the income statement if the benefits have vested If the benefits have not vested immediately, the costs are recognised over the period until vesting occurs The interest costs and the expected return on assets are shown as a net cost in finance costs or net income within investment income Actuarial gains and losses are recognised immediately in the statement of recognised income and expense

The defined benefit pension scheme is funded, with the assets of the scheme held separately from those of the Group in separate trustee administered funds Pension scheme assets are measured at fair value Liabilities in relation to the defined benefit pension scheme and the unfunded post-retirement medical benefits plan are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities The actuarial valuations are obtained at least triennially and are updated at each balance sheet date The resulting defined benefit asset or liability is presented separately on the face of the balance sheet

2. Significant accounting policies (continued)

(r) Share-based payments

Share options are awarded to selected employees on a discretionary basis Awards are measured at their fair value (which is measured using the stochastic pricing model at the date of grant) and are recognised as an employee benefits expense on a straight line basis over the vesting period based on the Group's estimate of shares that will eventually vest and adjusted for the effect of non-market based vesting conditions, with a corresponding increase in the share compensation reserve The expected life used in the valuation model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations The proceeds received net of any directly attributable transaction costs are credited to share capital (in respect of the nominal value) and share premium (in respect of the balance) when the options are exercised Where options do not vest, a transfer is made from the share compensation reserve to retained earnings

(s) Foreign currencies

The individual financial statements of each Group entity are drawn up in the currency of the primary economic environment in which the entity operates (its functional currency) For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in pounds Sterling, which is the Company's functional and presentation currency In preparing the financial statements, transactions in currencies other than pounds Sterling are recorded at the rates of exchange prevailing on the dates of the transactions At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined Non-monetary items that are measured in terms of historical cost in a foreign company are not retranslated

Exchange differences arising on the settlement and retranslation of monetary items are included in the income statement for the period Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the income statement for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity For such non-monetary items, any exchange component of that gain or loss is also recognised directly in equity

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Group's foreign operations (including comparatives) are expressed in pounds sterling using exchange rates prevailing at the balance sheet date Income and expense items (including comparatives) are translated at the average exchange rate for the period unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used

Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve Such translation differences are recognised in the income statement in the period in which the foreign operation is disposed of

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate

(t) Dividend distribution

Dividends to shareholders are recognised as a liability in the Group's and Company's financial statements in the period in which the dividends are legally distributable

3. Business and geographic segments

The Group has one business reporting segment management consultancy, consisting of four consultancies Ineum Consulting, Parson Consulting, Proudfoot Consulting and Salzer Consulting

Primary reporting format – geographic segments

The Group operates in three geographic areas – the Americas, Europe and the Rest of the World The Group reports segment information on the basis of geographic area, as follows

(a) Income statement

Year ended 31 December 2006

	Americas £'000	Europe £'000	Rest of World £'000	Group £'000
Revenue				
External sales	63,981	70,251	12,658	146,890
Profit/(loss) from operations before release of indemnity provision, acquisition integration costs, depreciation and amortisation of acquired intangibles	10,708	7,656	(361)	18,003
Amortisation of acquired intangibles	–	(943)	–	(943)
Depreciation and other amortisation	(860)	(926)	(61)	(1,847)
Profit/(loss) from operations before non-recurring items	9,848	5,787	(422)	15,213
Acquisition integration costs	–	(2,100)	–	(2,100)
Release of indemnity provision	–	–	335	335
Profit/(loss) from operations	9,848	3,687	(87)	13,448
Finance income (net)				(100)
Profit before tax				13,348
Income tax expense				(4,598)
Profit for the year				8,750

Year ended 31 December 2005

	Americas £'000	*Europe £'000*	*Rest of World £'000*	*Group £'000*
Revenue				
External sales	*79,484*	*40,701*	*9,416*	*129,601*
Profit/(loss) from operations before release of indemnity provision, acquisition integration costs, depreciation and amortisation of acquired intangible	*14,988*	*427*	*(1,688)*	*13,727*
Depreciation and other amortisation	*(885)*	*(121)*	*(59)*	*(1,065)*
Profit/(loss) from operations before non-recurring items	*14,103*	*306*	*(1,747)*	*12,662*
Release of indemnity provision	–	–	*897*	*897*
Profit/(loss) from operations	*14,103*	*306*	*(850)*	*13,559*
Finance income (net)				*361*
Profit before tax				*13,920*
Income tax expense				*(4,128)*
Profit for the year				*9,792*

(b) Net assets

at 31 December 2006

	Americas £'000	Europe £'000	Rest of World £'000	Group £'000
Assets				
Intangibles, including goodwill	27,112	134,741	693	162,546
Other segment assets	3,374	42,192	1,085	46,651
	30,486	176,933	1,778	209,197
Unallocated corporate assets				16,318
Consolidated total assets				225,515
Liabilities				
Segment liabilities	(12,422)	(46,101)	(2,275)	(60,798)
Unallocated corporate liabilities				(52,528)
Consolidated total liabilities				(113,326)
Net assets				112,189

at 31 December 2005

	Americas £'000	*Europe £'000*	*Rest of World £'000*	*Group £'000*
Assets				
Intangibles, including goodwill	*30,856*	*37,840*	–	*68,696*
Other segment assets	*8,047*	*6,055*	*835*	*14,937*
	38,903	*43,895*	*835*	*83,633*
Unallocated corporate assets				*24,298*
Consolidated total assets				*107,931*
Liabilities				
Segment liabilities	*(14,576)*	*(10,855)*	*(2,587)*	*(28,018)*
Unallocated corporate liabilities				*(21,981)*
Consolidated total liabilities				*(49,999)*
Net assets				*57,932*

(c) Capital additions, depreciation and amortisation

year ended 31 December 2006

	Americas £'000	Europe £'000	Rest of World £'000	Group £'000
Acquisitions	–	10,536	–	10,536
Capital additions	393	709	64	1,166
Unallocated corporate additions				1,399
Total capital additions				13,101
Depreciation and amortisation	860	1,869	61	2,790

year ended 31 December 2005

	Americas £'000	Europe £'000	Rest of World £'000	Group £'000
Capital additions	718	168	83	969
Unallocated corporate additions				154
Total capital additions				1,123
Depreciation and amortisation	885	121	59	1,065

The most important foreign currencies for the Group are the US dollar and the Euro The relevant exchange rates to Sterling were

	2006 Average	2006 Closing	2005 Average	2005 Closing
£1 = US$	1 84	1 96	1 82	1 72
£1 = Euro	1 47	1 48	1 46	1 45

4 Profit before tax

Profit before tax has been arrived at after charging/(crediting) the following

	2006 £'000	2005 £'000
Net foreign exchange losses/(gains)	317	(120)
Amortisation of intangible assets	1,790	461
Depreciation of property, plant and equipment	1,000	604
Loss on disposal of fixed assets	79	14
Staff costs (note 5)	80,723	70,953
Release of indemnity provision	(335)	(897)
Auditors' remuneration for audit services	375	310

A more detailed analysis of auditors' remuneration on a worldwide basis is provided below

Auditors' remuneration	2006 £'000	2006 %	2005 £'000	2005 %
Fees payable to the Company's auditors for the audit of the Company's annual accounts	32	4	32	5
Fees payable to the Company's auditors and their associates for other services to the Group				
– audit of the Company's subsidiaries pursuant to legislation	343	40	278	49
Total audit fees	375	44	310	54
Other services pursuant to legislation			–	–
Tax services	205	24	205	36
Other assurance services	281	32	55	10
Total non-audit fees	486	56	260	46
Total auditors' remuneration	861	100	570	100

Fees for other assurance services comprise £276,000 relating to acquisitions (2005 £–) and £5,000 for reporting on compliance with bank covenants (2005 £–) Fees for services relating to acquisitions totalling £276,000 have been capitalised as part of the cost of investment in Ineum Conseils et Associés SA and The Salzer Group Asia Pacific Pte Limited A description of the work of the Audit and Risk Committee is set out in the Report of the Audit and Risk Committee on page 35 and includes an explanation of how auditor objectivity and independence is safeguarded when non-audit services are provided by the auditors

5 Staff numbers and costs

The average number of persons employed by the Group (including executive directors) during the year, analysed by category, was as follows

	2006	2005
Sales and marketing	248	201
Consultants	555	459
Support staff	167	136
	970	796

The number of Group employees at the year end was 1,448 (2005 793), the increase was largely attributable to the acquisition of Inuem Consulting

The average number of Company employees for the year was 52 (2005 46)

The aggregate payroll costs of these persons were as follows

	2006 £'000	2005 £'000
Wages and salaries	67,571	62,936
Social security costs	11,934	6,932
Other pension costs	1,218	1,085
	80,723	70,953

A charge of £5,000 (2005 £-) is included in the operating results in respect of the current cost of the closed US retirement benefit schemes (see note 17) Wages and salaries includes £804,000 (2005 £640,000) relating to charges in respect of share options The payroll costs of the Company are £3,074,000 (2005 £4,257,000) for wages and salaries, £492,000 (2005 £471,000) for social security costs and £169,000 (2005 £169,000) for pension costs

6 a). Investment income

	2006 £'000	2005 £'000
Interest receivable on bank deposits and similar income	1,013	453
Net finance income on retirement benefits plans (see note 17)	163	–
	1,176	453

6 b). Finance costs

	2006 £'000	2005 £'000
Interest payable on bank overdrafts and loans and similar charges	(1,276)	(10)
Net finance charge on retirement benefits plans (see note 17)	–	(82)
	(1,276)	(92)

7. Tax expense

	2006 £'000	2005 £'000
Tax in respect of current year		
UK corporation tax	326	500
Foreign tax	5,540	4,899
Deferred tax – acquired intangible assets	(316)	–
Deferred tax – tax losses and other temporary differences	(2,250)	(838)
Deferred tax – US goodwill	813	795
Total deferred tax	(1,753)	(43)
Total current year tax	4,113	5,356
Prior year taxation	485	(1,228)
	4,598	4,128

The deferred tax charge for US goodwill arises from tax deductions in the US for goodwill which is not amortised in the income statement A deferred tax liability is required to be held for this item in accordance with accounting standards UK corporation tax is calculated at 30% (2005 30%) of the estimated assessable profit for the year Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions

The charge for the year can be reconciled to the profit per the income statement as follows

	2006 £'000	2005 £'000
Profit before tax	13,348	13,920
Tax at the average tax rate applicable across the group of 35% (2005 36%)	4,672	5,011
Net tax effect of unrelieved losses	(1,279)	1,967
Net tax effect of permanent differences and other	720	(1,622)
Relating to prior years	485	(1,228)
Tax expense for the year	4,598	4,128
Effective tax rate for the year	34%	30%

8. Dividends

	2006 £'000	2005 £'000
Amounts recognised as distributions to equity holders in the year		
Final dividend for the year ended 31 December 2005 of 0 80p (2004 0 67p) per share	1,486	1,241

Dividends are not payable on shares held in the employee share trust which has waived its entitlement to dividends The amount of the dividend waived in 2006 (in respect of the year ended 31 December 2005) was £34,000 (2005 £26,000)

The directors recommend the payment of a final dividend in respect of 2006 of 1 0 pence per share to be paid on 9 May 2007 to ordinary shareholders on the register on 13 April 2007 The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements

9 Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data

	2006 £'000	2005 £'000
Earnings		
Earnings for the purposes of basic earnings per share and diluted earnings per share being net profit attributable to equity holders of the parent	8,750	9,792
Amortisation of acquired intangibles	943	–
Earnings for the purpose of basic earnings per share excluding amortisation of acquired intangibles.	9,693	9,792
Non-recurring items	1,765	(897)
Non-cash tax items and adjustments in respect of prior years	1,582	392
Earnings for the purpose of basic earnings per share excluding amortisation of acquired intangibles, non-recurring items, non-cash tax, and adjustments in respect of prior years	13,040	9,287

Number of shares	Number (million)	Number (million)
Weighted average number of ordinary shares for the purposes of basic earnings per share, basic excluding amortisation and basic excluding amortisation and non-recurring items	212 5	185 2
Effect of dilutive potential ordinary shares		
– Share options	1 3	1 4
– Long term incentive plan	0 2	0 2
Weighted average number of ordinary shares for the purposes of diluted earnings per share	214 0	186 8
	Pence	Pence
Basic earnings per share	4 1	5 3
Diluted earnings per share	4 1	5 2
Basic-excluding amortisation of acquired intangibles	4 6	5 3
Basic-excluding amortisation of acquired intangibles, non-recurring, non-cash and prior year tax items	6 1	5 0

The average share price for the year ended 31 December 2006 was 54 3 pence (2005 51 5 pence) There is no 'cash' tax associated with the non-recurring items and amortisation

10. Intangible assets

Group

Cost	Goodwill £'000	Customer relationships £'000	Customer orders £'000	Other intangibles £'000	Total intangibles £'000
At 1 January 2006	68,278	–	–	3,042	71,320
Additions	–	–	–	1,363	1,363
Acquisitions (Note 28)	89,054	8,430	541	815	98,840
Exchange differences	(4,535)	1	–	(301)	(4,835)
Eliminated on disposals	–	–	–	(69)	(69)
At 31 December 2006	152,797	8,431	541	4,850	166,619
Amortisation					
At 1 January 2006	–	–	–	2,624	2,624
Charge for the year	–	402	541	847	1,790
Exchange differences	–	–	–	(272)	(272)
Eliminated on disposals	–	–	–	(69)	(69)
At 31 December 2006	–	402	541	3,130	4,073
Carrying Amount					
At 31 December 2006	152,797	8,029	–	1,720	162,546
At 31 December 2005	68,278	–	–	418	68,696

Company

Cost	**Software Costs £'000**
At 1 January 2006	204
Additions	1,100
At 31 December 2006	1,304
Amortisation	
At 1 January 2006	131
Charge for the year	282
At 31 December 2006	413
Carrying amount	
At 31 December 2006	**891**
At 31 December 2005	73

Group intangible assets consist of goodwill, acquired customer related intangibles such as order books and customer relationships and software costs In line with historic experience, intangible assets relating to customer orders acquired during the year have been fully amortised by 31 December 2006 Intangible assets relating to customer relationships are amortised on a straight line basis over seven years from their date of acquisition Both amortisation periods reflect the periods during which the Group expects to derive benefit from these assets Capitalised software costs are amortised on a straight line basis over three years or the life of the software contract if shorter All other intangible assets are amortised from three years to a maximum of 15 years depending on useful economic life

Analysis of goodwill

Goodwill acquired in a business combination is allocated to the cash-generating units (CGU) that are expected to benefit from that business combination The carrying amount of goodwill has been allocated as follows

Group

Cost	**2006 £'000**	*2005 £'000*
Ineum Consulting	**88,354**	–
Parson Consulting	**27,112**	*30,856*
Proudfoot Consulting Europe	**36,638**	*37,422*
Salzer Consulting	**693**	–
	152,797	*68,278*

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired

The recoverable amounts of the CGU are determined from value in use calculations The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to contribution during the period Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU

The Group prepares cash flow forecasts based on the most recent financial budgets and forecasts approved by management The cash flows are extrapolated based on long-term industry wide revenue growth assumptions of 5% and contribution rates which are consistent with past experience and industry norms

The rate used to discount the forecast cash flows for each CGU is 8% (2005 9%)

11. Property, plant and equipment

Fixtures, fittings and equipment	Group £'000	Company £'000
Cost		
At 1 January 2006	2,883	533
Acquisitions	750	–
Additions	1,202	278
Exchange differences	(433)	–
Eliminated on disposal	(571)	(36)
At 31 December 2006	3,831	775
Accumulated depreciation		
At 1 January 2006	1,362	178
Charge for the year	1,000	174
Exchange differences	(333)	–
Eliminated on disposal	(492)	(16)
At 31 December 2006	1,537	336
Carrying amount		
At 31 December 2006	**2,294**	**439**
At 31 December 2005	1,521	355

12 Investments held as fixed assets

Company

Investment in Group companies	Shares £'000	Loans £'000	Total £'000
At 1 January 2006	141,096	128	141,224
Additions	82,643	12,767	95,410
Transfer to subsidiary undertakings	(82,325)	–	(82,325)
At 31 December 2006	**141,414**	**12,895**	**154,309**

Shares are stated net of provisions of £6,655,000 (2005 £6,655,000) against impairment in value Additions in the year reflect the Ineum acquisition and increased investment in an intermediate holding company

Details of the Company's principal subsidiary undertakings are set out in note 27

13 Trade and other receivables

	Group		Company	
	2006	*2005*	**2006**	*2005*
	£'000	*£'000*	**£'000**	*£'000*
Trade receivables – net	**28,399**	*11,269*	–	-
Amounts owed by Group undertakings	–	–	**73,336**	*19,235*
Other receivables	**3,015**	*1,375*	**117**	*85*
Taxation recoverable	**373**	*175*	–	–
Prepayments and accrued income	**15,013**	*1,982*	**321**	*135*
	46,800	*14,801*	**73,774**	*19,455*

Credit risk

The Group's credit risk is primarily attributable to its trade receivables The Group has no significant concentration of credit risk, with exposure spread over a large number of counterparties and clients Debtor days at the year end were 39 days (2005 18 days) No interest was charged on receivables The provision against doubtful receivables amounts to £315,000 The directors consider that the carrying value of trade and other receivables approximates to their fair value

14. Trade and other payables

	Group		Company	
	2006	*2005*	**2006**	*2005*
	£'000	*£'000*	**£'000**	*£'000*
Trade payables	**11,470**	*1,809*	**104**	*181*
Amounts owed by Group undertakings	–	–	**17,815**	*12,871*
Other taxes and social security	**10,535**	*2,407*	**34**	*284*
Other payables	**215**	*144*	**6**	*6*
Deferred income	**5,958**	*2,878*	–	–
Accruals	**25,925**	*20,807*	**3,259**	*4,211*
	54,103	*28,045*	**21,018**	*17,553*

Trade and other payables principally comprise amounts outstanding for trade purchases and ongoing costs The average credit period taken for trade purchases is 50 days (2005 15 days) The directors consider that the carrying amount of trade payables approximates to their fair value

15. Tax assets and liabilities

	Group		Company	
	2006	*2005*	**2006**	*2005*
	£'000	*£'000*	**£'000**	*£'000*
Current tax liabilities	**5,728**	*3,959*	**1,000**	*394*
Non-current tax liabilities				
Tax liabilities	**1,859**	*1,859*	–	–
Deferred tax liabilities	**5,852**	*2,815*	–	-
	7,711	*4,674*	–	–
Total tax liabilities	**13,439**	*8,633*	**1,000**	*394*

The following are the major deferred tax assets and liabilities recognised by the Group and movements thereon during the current year

Group

Deferred tax assets	Tax losses £'000	Other £'000	Total £'000
At 1 January 2006	1,101	257	1,358
Acquisition of subsidaries	–	1,089	1,089
Charge to income	(1,100)	(97)	(1,197)
Credit to income	2,347	–	2,347
At 31 December 2006	**2,348**	**1,249**	**3,597**

Deferred tax liabilities	Profits taxable in future years £'000	Arising on acquisitions £'000	Other £'000	Total £'000
At 1 January 2006	1,100	1,715	–	2,815
Transfer to corporation tax creditor	(465)	–	–	(465)
Acquisition of subsidiaries	–	3,005	–	3,005
Charge to income	115	813	85	1,013
Credit to income	(200)	(316)	–	(516)
At 31 December 2006	**550**	**5,217**	**85**	**5,852**

Additionally the Group has potential unrealised deferred tax assets at the year end of approximately £24 million (2005 £25 million) in respect of tax losses The tax losses are partly not yet agreed with tax authorities and/or may be subject to adjustment on tax audits Consequently, they are subject to uncertain and unquantifiable adjustments Due to these uncertainties, and uncertainty as to the likely jurisdictions of future profits against which the losses can be offset, the deferred tax asset recognised is limited to the amount stated above

Company

Deferred tax asset	Other £'000
At 1 January 2006	137
Credit to income	25
At 31 December 2006	**162**

16 Borrowings

Group

	2006 £'000	*2005 £'000*
Current Bank borrowings	14,792	–
Non-Current Bank borrowings	24,255	–
Total borrowings	39,047	–

Bank Borrowings

Borrowings denominated in Sterling bear interest of LIBOR plus 1 5% annually Borrowings denominated in Euros bear interest of EURIBOR plus 1 5% Bank borrowings are secured on the shares of certain Group companies Bank borrowings mature at different dates until 1 April 2009 as shown below

	2006 £'000	*2005 £'000*
On demand or within one year	14,792	–
In the second year	6,064	–
In the third to fifth year	18,191	–
Total	39,047	–

The loans drawn down under committed facilities expire at various dates to 2009 The other facilties have been arranged to help finance the expansion of the Group's activities in Europe

The exposure of the Group's borrowings to interest rate changes at the balance sheet dates are as follows

	2006 £'000	*2005 £'000*
6 months or less	39,047	–

The carrying amounts and fair values of the non–current borrowings are as follows

	Carrying amount 2006 £'000	*Carrying amount 2005 £'000*	Fair value 2006 £'000	*Fair value 2005 £'000*
Bank borrowings	24,255	–	22,265	–

The fair value of current borrowings equals their carrying amount, as the impact of discounting is not significant The fair values for non-current borrowings are based on cash flows discounted using a rate based on the borrowing rate of 5 6%
The carrying amounts of the Group's borrowings are denominated in the following currencies

Currency	2006 £'000	*2005 £'000*
Euro	33,047	–
Sterling	6,000	–
	39,047	–

The Group has the following undrawn borrowing facilities

	2006 £'000	2005 £'000
Floating rate	11,000	–

Company

Current	2006 £'000	2005 £'000
Bank borrowings	6,000	–

The fair value of current borrowings equals their carrying amount, as the impact of discounting is not significant Borrowings denominated in Sterling bear interest of LIBOR plus 1 5% annually

The exposure of the Company's borrowings to interest rate changes at the balance sheet dates are as follows

	2006 £'000	2005 £'000
6 months or less	6,000	–

The carrying amounts of the Company's borrowings are denominated in the following currencies

Currency	2006 £'000	2005 £'000
Sterling	6,000	–

The Company has the following undrawn borrowing facilities

	2006 £'000	2005 £'000
Floating rate	11,000	–

17 Retirement benefit obligations

Defined contribution schemes

The Group operates a number of defined contribution pension schemes throughout the world The total cost charged to income in respect of defined contribution schemes was £1,218,000 (2005 £1,085,000), representing contributions payable to these schemes by the Group at rates specified in the rules of the plans

Defined benefit schemes

In the United States the Group operates a closed defined benefit pension scheme and a closed unfunded plan which provides benefits in respect of post-retirement medical costs In France, the Group has a statutory unfunded post-retirement benefit obligation

The retirement benefit obligations are summarised below

	2006 £000	*2005* *£000*
US defined benefit pension scheme	4,437	*10,863*
US post retirement medical costs	852	*1,006*
French statutory obligation	122	–
	5,411	*11,869*

The funded US defined benefits pension scheme was closed to new entrants with effect from 1 February 2001 and further benefit accruals ceased for all members with effect from 31 December 2001 The US medical benefits plan applies only to certain former employees who retired prior to 30 September 1995 and to the post-retirement medical costs of a small number of current and former employees who were employed at that date

The most recent actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out at 31 December 2006 by Michael Von Behren and Julie Porcelli of Mercer Human Resource Consulting who meet the Qualification Standards of the American Academy of Actuaries to render the actuarial opinion contained in this report The present value of the defined benefit obligation, the related current service cost and past service cost were measured using the projected unit credit method

The principal assumptions used for the recent actuarial valuations were

	2006 %	*2005* *%*
Rate of increase in salaries	not applicable	*not applicable*
Expected long term return on scheme assets	8 00	*8 00*
Discount rate	5 80	5 50
General inflation assumption	3 00	*3 00*

There are neither guaranteed nor discretionary increases to benefits after retirement The mortality table used was the RP2005 White Collar Table The discount rate assumption was changed to reflect changes in long term corporate bond yields Mercer Human Resource Consulting advised that a reasonable discount rate to comply with IAS 19 is in the range 5 75% to 5 85% The directors elected to take the mid-point of the advice received

a) Amounts recognised in finance costs in respect of these benefit schemes are as follows:

	2006 £'000	2005 £'000
US defined benefit pension scheme		
Expected return on pension scheme assets	2,232	2,039
Interest on pension scheme liabilities	(2,020)	(2,056)
	212	(17)
US medical benefits plan		
Interest on plan liabilities	(49)	(65)
Net finance income/(charge)	163	(82)

Actuarial gains and losses have been reported in the statement of recognised income and expense The actual return on scheme assets was £3,610,000 (2005 £1,762,000)

b) The amount included in the balance sheet arising from the Group's obligations in respect of the US defined benefit pension scheme and medical benefits plan is as follows

	2006 £'000	2005 £'000
Present value of defined benefit obligations	(35,434)	(41,915)
Fair value of scheme assets	30,145	30,046
Liability recognised in the balance sheet	(5,289)	(11,869)
Defined benefit pension scheme (note (17) (e) (i))	(4,437)	(10,863)
Medical benefit plan (note (17) (e) (ii))	(852)	(1,006)
	(5,289)	(11,869)

c) Movements in balance sheet amounts:

Changes in the present value of the defined benefit obligations are as follows

	2006 £'000	2005 £'000
Opening defined benefit obligation	(41,915)	(35,770)
Service cost	–	–
Interest cost	(2,069)	(2,121)
Actuarial gains/(losses)	1,905	(1,369)
Exchange differences	5,000	(4,226)
Benefits paid	1,645	1,571
Closing defined benefit obligation	(35,434)	(41,915)

Changes in the fair values of the plan assets are as follows

	2006 £'000	2005 £'000
Opening fair value of plan assets	30,046	24,387
Expected return	2,232	2,039
Actuarial gains/(losses)	1,379	(277)
Contributions by employer	2,008	2,528
Exchange differences	(3,875)	2,940
Benefits paid	(1,645)	(1,571)
Closing fair value of plan assets	30,145	30,046
Net retirement benefit obligation	(5,289)	(11,869)

d) The fair value of plan assets at the balance sheet date and the expected rate of return are analysed as follows:

	Expected return %	2006 £'000	Expected return %	2005 £'000
Equities	9 0	19,947	9 0	20,954
Bonds	5 5	10,056	5 5	8,317
Cash	5 5	142	5 5	775
	8 0	30,145	8 0	30,046

e) History of experience gains and losses

(i) US defined benefit pension scheme

The five-year history of experience adjustments in relation to the US defined benefit pension scheme is as follows

	2006 £'000	2005 £'000	2004 £'000	2003 £'000	2002 £'000
Present value of defined benefit obligations	(34,582)	(40,909)	(34,649)	(34,232)	(34,077)
Fair value of scheme assets	30,145	30,046	24,387	22,374	20,569
Deficit in the scheme	(4,437)	(10,863)	(10,262)	(11,858)	(13,508)
Experience adjustments on scheme liabilities					
Amount	626	86	(123)	(136)	(1,001)
Percentage of scheme liabilities	1 8%	0 2%	(0 4%)	(0 4%)	(2 9%)
Experience adjustments on scheme assets					
Amount	1,379	(277)	567	2,973	(5,214)
Percentage of scheme assets	4 6%	(0 9%)	2 3%	13 3%	(25 3%)

The estimated amounts of contributions expected to be paid to the scheme during the current financial year is £1 6 million (2005 £2 0 million)

(ii) Unfunded US medical benefit plan

The five-year history of experience adjustments in relation to the US medical plan is as follows

	2006	2005	2004	2003	2002
	£'000	£'000	£'000	£'000	£'000
Present value of plan liabilities	(852)	(1,006)	(1,121)	(1,355)	(3,782)
Experience adjustments of plan liabilities	(42)	210	123	302	477
Percentage of the plan liabilities	(4 9%)	20 9%	11 0%	22 3%	12 6%

(iii) Unfunded French retirement scheme

The principal assumptions used for the recent actuarial valuation of the French retirement scheme were

	2006
Rate of increase in salaries	5 8%
Expected long term return on scheme assets	–
Remaining service lives	18 years
Discount rate	4 5%

There are neither guaranteed nor discretionary increases to benefits after retirement

f) Amounts recognised in finance costs in respect of the French post-retirement scheme are as follows:

	2006
	£'000
Interest on liabilities	3

At 31 December 2006, there are no actuarial gains and losses reported in the statement of recognised income and expense relating to the French scheme

g) The amount included in the balance sheet arising from the Group's obligations in respect of the French post-retirement benefit scheme is as follows:

	2006
	£'000
Present value of defined benefit obligations	(122)
Fair value of scheme assets	–
Liability recognised in the balance sheet	(122)

h) Movements in balance sheet amounts:

Changes in the present value of the French defined benefit obligation from the date of the acquisition of Ineum are as follows

	2006
	£'000
At acquisition	(114)
Service cost	(5)
Interest cost	(3)
Closing defined benefit obligation	(122)

The French obligation is unfunded and therefore holds no plan assets, and no contributions are made

i) History of experience gains and losses

No experience adjustments in relation to the French post-retirement scheme arise in the post-acquisition period

18. Long-term provisions

	£'000
At 1 January 2006	871
Acquired	452
Utilised	(98)
Released	(335)
Foreign exchange movement	(61)
At 31 December 2006	**829**

The provisions primarily relate to surplus property, overseas tax liabilities and obligations to former employees of the Group The most significant element relates to the surplus property provision acquired with Ineum (see note 28) which is expected to be utilised over the period to 31 December 2009 The provision release relates to a time-expired indemnity on the disposal of the Group's Japanese operations

There are no provisions held by the Company

19. Share capital

(a) Called up share capital

	2006	*2005*
	£'000	*£'000*
Authorised 500 million (2005 300 million) shares of 25p each	**125,000**	*75,000*
Allotted, called up and fully paid 270,940,137 (2005 189,493,412) shares of 25p each	**67,735**	*47,373*

Shares issued in the year were

	Number	Nominal value £'000	Consideration in year £'000
At 1 January 2006	189,493,412	47,373	
Acquisition of Ineum Consulting	80,388,159	20,097	46,927
Issued to the employee share trust	–	–	–
Employee share options exercised (note 19 (b))	1,058,566	265	282
At 31 December 2006	**270,940,137**	**67,735**	**47,209**

The company has one class of ordinary shares which carry no right to fixed income

The range of the exercise price of options exercised during the year was 25 00 pence to 29 85 pence (2005 25 00 pence to 29 13 pence)

(b) Share options

At 31 December 2006, there were options outstanding to subscribe for new ordinary shares of 25 pence each as set out below

Option grant date	Number of shares under option	Exercise price (pence)	Weighted average price (pence)	Exercisable not earlier than
The 1998 Scheme				
September 1999	309,007	25 00	25 00	September 2002
March 2000	1,777,090	29 85	29 85	March 2003
March 2004	3,372,362	36 25	36 25	March 2007
March 2005	2,892,531	59 75	59 75	March 2008
March 2006	3,984,340	57 75	57 75	March 2009
Total	12,335,330		47 50	

The number of options outstanding at the previous year end over new ordinary shares was 14,103,003 with a weighted average price of 41 46 pence

The total shareholder return performance conditions, relating to the share options exercisable on 1 March 2007 were not achieved so the options did not vest

In March 2006, 4,556,085 options over new ordinary shares were granted at a price of 57 75 pence per share The following options over new ordinary shares were exercised during the year

Granted	Number	Nominal Value £	Weighted average price p	Consideration £
March 1996	133,904	33,476	28 73	38,475
October 1996	442,908	110,727	25 00	110,727
September 1999	231,754	57,939	25 00	57,939
March 2000	250,000	62,500	29 85	74,634
	1,058,566	264,642		281,775

During the year, options, with a weighted average price of 44 46 pence, over 5,280,188 new ordinary shares lapsed Share options under the 1998 Scheme expire ten years after the date of grant

The total subscription price if all share options over new shares are exercised is £5,859,000 (2005 £5,847,000)

The above amounts exclude options over 2,842,000 shares (2005 2,250,750 shares) which are already in issue and are owned by an employee trust

The fair value of options granted was determined using the stochastic valuation model Expected volatility was assessed by considering the historic volatility of the Company's share price An expense of £804,000 (2005 £640,000) has been recognised in the period in respect of the share options granted The cumulative share compensation reserve at 31 December 2006 is £1,492,000 (2005 £1,256,000)

The inputs into the stochastic valuation model for the 2006 options are as follows

	3 year vesting	5 year vesting
Fair value of option	21 pence	26 pence
Exercise price and share price on date of grant	57 75 pence	57 75 pence
Expected life	5 years	7 years
Expected volatility	47 2%	58 6%
Performance condition discount	11%	15 6%
Risk free rate	4 35%	4 31%
Expected dividend yield	1 39%	1 39%

The inputs into the stochastic valuation model for the 2005 options are as follows

	3 year vesting	5 year vesting
Fair value of option	26 pence	31 pence
Exercise price and share price on date of grant	59 75 pence	59 75 pence
Expected life	5 years	7 years
Expected volatility	54 9%	62 7%
Performance condition discount	9 5%	13 8%
Risk free rate	4 79%	4 79%
Expected dividend yield	1 12%	1 12%

The inputs into the stochastic valuation model for the 2004 options are as follows

	3 year vesting	5 year vesting
Fair value of option	18 pence	19 pence
Exercise price and share price on date of grant	36 25 pence	36 25 pence
Expected life	5 years	7 years
Expected volatility	66 0%	67 0%
Performance condition discount	9 4%	14 6%
Risk free rate	4 66%	4 71%
Expected dividend yield	1 38%	1 38%

The inputs into the stochastic valuation model for the 2003 options are as follows

	3 year vesting	5 year vesting
Fair value of option	19 pence	21 pence
Exercise price and share price on date of grant	39 50 pence	39 50 pence
Expected life	5 years	7 years
Expected volatility	64 8%	66 0%
Performance condition discount	10 0%	14 4%
Risk free rate	4 04%	4 21%
Expected dividend yield	1 27%	1 27%

20. Equity

Group

	Share premium account £'000	Merger reserve £'000	Shares to be issued £'000	Share compensation reserve £'000	Own shares held by employee share trust £'000	Currency translation reserve £'000
At 1 January 2005	38,026	5,683	185	616	(970)	(1,745)
Currency translation differences	–	–	–	–	–	1,488
Share compensation expense	–	–	–	640	–	–
Management incentive plan	–	–	(139)	–	83	–
Shares issued to employee share trust	119	–	–	–	(202)	–
Purchase of shares	–	–	–	–	(181)	–
Share option schemes	1	–	–	–	–	–
At 31 December 2005	38,146	5,683	46	1,256	(1,270)	(257)
At 1 January 2006	38,146	5,683	46	1,256	(1,270)	(257)
Currency translation differences	–	–	–	–	–	(4,904)
Arising on acquisition of Ineum	–	26,830	–	–	–	–
Share compensation expense	–	–	–	804	–	–
Reclassification to retained earnings	–	–	–	(568)	–	–
Share option schemes	17	–	–	–	–	–
At 31 December 2006	**38,163**	**32,513**	**46**	**1,492**	**(1,270)**	**(5,161)**

	Statutory reserves of subsidiary undertakings £'000	Capital redemption reserve £'000	**Total other reserves £'000**
At 1 January 2005, 1 January 2006 and 31 December 2006	**5,878**	**1,186**	**7,064**

Company	Share premium account £'000	Merger reserve £'000	Shares to be issued £'000	Share compensation reserve £'000	Own shares held by employee share trust £'000	Capital redemption reserve £'000
At 1 January 2005	38,026	–	185	616	(970)	1,186
Share compensation expense	–	–	–	640	–	–
Management incentive plan	–	–	(139)	–	83	–
Shares issued to employee share trust	119	–	–	–	(202)	–
Purchase of shares	–	–	–	–	(181)	–
Share option schemes	1	–	–	–	–	–
At 31 December 2005	38,146	–	46	1,256	(1,270)	1,186
At 1 January 2006	*38,146*	–	*46*	1,256	*(1,270)*	*1,186*
Arising on acquisition of Ineum	–	26,830	–	–	–	–
Share compensation expense	–	–	–	804	–	–
Reclassification to retained earnings	–	–	–	(568)	–	–
Share option schemes	17	–	–	–	–	–
At 31 December 2006	**38,163**	**26,830**	**46**	**1,492**	**(1,270)**	**1,186**

Shares to be issued comprise the estimated value of shares that may be issued under the Management Incentive Plan The share compensation reserve represents the net credit arising from the charge for share options less amounts transferred to retained earnings following the lapse of share options Own shares held by the employee share trust represents 4,197,374 shares (2005 4,197,374 shares) issued at a value of £1,270,000 (2005 £1,270,000)

21 Retained earnings

	Group		Company	
	2006	*2005*	**2006**	*2005*
	£'000	*£'000*	**£'000**	*£'000*
At 1 January	**(40,109)**	*(47,839)*	**57,731**	*54,361*
Net profit for the year	**8,750**	*9,792*	**11,291**	*4,611*
Dividends paid	**(1,486)**	*(1,241)*	**(1,486)**	*(1,241)*
Actuarial gain/(loss) related to retirement benefit schemes	**3,284**	*(1,646)*	–	–
Tax on items taken directly to equity	**600**	*825*	–	–
Reclassification from share compensation reserve (note 20)	**568**	–	**568**	–
At 31 December	**(28,393)**	(40,109)	**68,104**	57,731

In accordance with Section 230 of the Companies Act 1985, the Company has not presented its own income statement The movement in the group income statement for the financial year includes a profit of £11,291,000 (2005 £4,611,000) dealt with in the financial statements of the Company

22 Statement of changes in equity

	Group		Company	
	2006	2005	2006	2005
	£'000	£'000	£'000	£'000
At 1 January	57,932	48,276	144,468	140,660
Dividends paid	(1,486)	(1,241)	(1,486)	(1,241)
Profit for the period	8,750	9,792	11,291	4,611
Own shares purchased for deferred share awards	–	(181)	–	(181)
Issue of share capital				
On acquisition of subsidiary undertaking	46,927	–	46,927	–
Exercise of share options	282	35	282	35
Share compensation expense	804	640	804	640
Movement in reserve for management incentive plan	–	(56)	–	(56)
Other recognised income and expense	(1,020)	667	–	–
At 31 December	112,189	57,932	202,286	144,468

23. Notes to the cash flow statement

	Group		Company	
	2006	2005	2006	2005
	£'000	£'000	£'000	£'000
Profit/(loss) from operations	13,448	13,559	1,627	(2,511)
Adjustments for				
Depreciation of property, plant and equipment	1,000	604	174	111
Amortisation of intangible assets	1,790	462	282	14
Loss on disposal of plant and equipment	79	14	20	15
Management incentive plan	–	(56)	–	(56)
Adjustment for pension funding	(2,008)	(2,528)	–	–
Adjustment for share options charge	804	640	804	640
Decrease in provisions	(493)	(903)	–	–
Operating cash flows before movements in working capital	14,620	11,792	2,907	(1,787)
Increase in receivables	(6,447)	(4,153)	(7,391)	(285)
Increase/(Decrease) in payables	(5,858)	3,911	3,465	(208)
Cash generated by operations	2,315	11,550	(1,019)	(2,280)
Income taxes (paid)/received	(4,269)	(2,724)	–	2
Net cash from operating activities	(1,954)	8,826	(1,019)	(2,278)

Cash and cash equivalents

Cash, cash equivalents and bank overdrafts include the following for the purposes of the cash flow statement

	Group		Company	
	2006	2005	2006	2005
	£'000	£'000	£'000	£'000
Cash at bank and on hand	10,278	21,555	729	1,171
Bank borrowings–current	(14,792)	–	(6,000)	–
	(4,514)	21,555	(5,271)	1,171

24 Financial instruments

Capital structure and treasury policies

The Group is financed by shareholders' equity and debt The Group's capital structure is reviewed regularly to ensure that it remains relevant to the business and its planned development There are established treasury policies that are reviewed regularly to ensure that they remain relevant to our business The objective of the Group's treasury policies is to provide liquidity for the Group at minimum risk and minimum cost and to hedge known financial exposures The main treasury risks faced by the Group are country specific liquidity risks Investment of the Group's cash is made within policies that cover counter party risk and liquidity Surplus cash is invested generally on maturities of three months or less commensurate with the maturity of loan drawdowns Drawdowns under the multi-currency facilities allow for interest maturities of up to six months in US dollars, Euros and Sterling The Group's term loan is drawn down in Euros to provide a natural hedge against the Group's Euro earnings The working capital facilities are drawn down in Euros and Sterling, two of the three major currencies in which the Groups operates The Group's net debt position is closely monitored and there are effective cash forecasting procedures in place These procedures involve careful review of future billing levels and new business prospects with operational management Information on borrowings is shown in note 16

Interest rate and currency profile of financial assets at the year end

Financial assets	**2006**	*2005*
	Floating rate	*Floating rate*
Currency	**£'000**	*£'000*
Sterling	**1,237**	*1,102*
US Dollar	**2,827**	*16,789*
Euro	**4,993**	*2,079*
Other	**1,221**	*1,585*
Cash	**10,278**	*21,555*
Sterling	**2,855**	*4,093*
US Dollar	**2,947**	*7,182*
Euro	**40,019**	*2,348*
Other	**979**	*1,178*
Trade and other receivables	**46,800**	*14,801*
Financial liabilities		
Sterling	**(6,349)**	*(10,818)*
US Dollar	**(6,544)**	*(10,323)*
Euro	**(38,972)**	*(4,131)*
Other	**(2,629)**	*(2,773)*
Trade and other payables	**(54,494)**	*(28,045)*

The cash and short-term deposits attract interest rates based on LIBOR for periods of up to three months

25. Operating lease arrangements

Group	2006 £'000	2005 £'000
Minimum lease payments under operating leases recognised in the income statement for the year	2,026	1,961

At the balance sheet date, the Group has aggregate outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows

Group	2006		2005	
	Land and buildings £'000	Other £'000	Land and buildings £'000	Other £'000
Within one year	180	6	71	13
In the second to fifth years inclusive	2,856	25	2,314	6
After five years	18,746	–	6,305	46
	21,782	31	8,690	65

Operating lease payments represent rentals payable by the Group for certain of its office properties Leases are negotiated for an average term of seven years and rentals are fixed for an average of four years

26 Related party transactions

Group

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation Except as disclosed below, no Group company entered into a transaction with a related party that is not a member of the Group

Goods and services are bought from entities controlled by key management personnel on normal commercial terms and conditions The entities controlled by key management personnel are companies belonging to JP Bolduc, a director of the Company, and a company belonging to Mr Manardo, which provides concierge services to Ineum Consulting, and which rents space from Ineum Consulting

	2006 £'000	2005 £'000
Year-end balances arising from purchases of services		
Payables to related party entities controlled by key management personnel	–	–

The payables to related parties arise mainly from purchase transactions and bear no interest During the year, the Group entered into the following transactions with related parties

Parson Consulting LLC paid £8,131 (2005 £4,123) to JP Enterprises, Inc for rental of office space Mr Bolduc, a director of the Company, is the majority shareholder and director of JP Enterprises, Inc In the period since acquisition, Ineum Consulting SAS earned £60,000 from the rental of office space to GEM SAS and paid £61,000 for concierge services provided by TO DO TODAY SAS Mr Manardo, a director of the Company, is the majority shareholder and director of GEM SAS and TO DO TODAY SAS

Remuneration of key management personnel

The aggregate remuneration of the key management personnel of the Group, is set out below Further information about the remuneration of individual directors is provided in the audited part of the Directors' Remuneration Report on pages 36 to 43

	2006 £'000	*2005 £'000*
Short-term employee benefits	2,640	*2,331*
Post-employment benefits	150	*146*
Other long-term benefits	3	*163*
Share based payments	–	*172*
	2,793	*2,812*

27. Principal subsidiary undertakings

At 31 December 2006, the Company had the following principal subsidiary undertakings engaged in the provision of management consultancy services The shareholdings were 100% of the subsidiary undertakings' ordinary shares and were held indirectly, except where otherwise indicated Each of the subsidiaries is included in the consolidation

	Countries of incorporation/operation
Ineum Conseils et Associés S A	France
Ineum Consulting SAS	France
Parson Consulting Limited*	Great Britain
Parson Consulting LLC	USA
Parson Consulting Pty Limited	Australia
Parson Consulting S A S	France
Proudfoot Company Management Services GmbH (trading as Proudfoot Consulting)	Switzerland/Australia, New Zealand, Hong Kong
Proudfoot Consulting Company	USA
Proudfoot Consulting (Europe) Limited*	Great Britain
Proudfoot Consulting GmbH	Austria
Proudfoot Consulting GmbH	Germany
Proudfoot Consulting Inc	Canada
Proudfoot Consulting S A	Spain
Proudfoot Consulting S A S	France
Proudfoot South Africa (Pty) Ltd	South Africa/Africa
The Salzer Group Asia Pacific Pte Limited (trading as Salzer Consulting)**	Singapore

* Held directly

** 51% interest

A full list of subsidiary and other related companies will be annexed to the next annual return of Management Consulting Group PLC to be filed with the Registrar of Companies

28. Acquisitions

During the year, the company made the following acquisitions Ineum Conseils et Associés S A ('Ineum') and The Salzer Group Asia Pacific Pte Limited ('Salzer') The provisional goodwill arising is summarised below

Provisional goodwill	2006 £'000
Ineum – at acquisition	88,340
Salzer – at acquisition	714
Foreign exchange	(7)
At 31 December 2006	89,047

Ineum

On 1 September 2006 the Company acquired 100% of the issued share capital of Ineum Conseils et Associés SA ("Ineum") Ineum is the parent company of a group of companies involved in management consulting in Europe The following table sets out the values of the identifiable assets and liabilities acquired and their provisional fair values to the Group

	Acquisition (IFRS) £000	Fair value adjustments £000	Provisional fair value to Group £000
Intangible assets	1,017	(i) 8,769	9,786
Property, plant and equipment	750	-	750
Deferred tax asset	198	(ii) 891	1,089
Current assets	37,297	(iii) (857)	36,440
Total assets	39,262		48,065
Current liabilities	(29,874)	(iv) (673)	(30,547)
Bank loans	(15,211)		(15,211)
Provisions	(60)	(v) (392)	(452)
Deferred tax liability		(vi)(3,005)	(3,005)
Total liabilities	(45,145)		(49,215)
Net liabilities	(5,883)		(1,150)
Consideration given			82,325
Acquisition costs			4,865
Goodwill arising			88,340

The fair value of the consideration given was			
Cash			35,398
Shares issued			46,927
			82,325

Shares issued comprised 80,388,159 shares, with a nominal value of 25 pence each, and a fair value 58 375 pence each The fair value of each share reflects the market price of a share in the Company on 1 September 2006 No accounting policy adjustments were necessary to align the accounting policies of Ineum Consulting with those of the Group

Goodwill arises because the value of the Ineum business resides in its assembled workforce which is not required to be separately valued under IFRS The fair value adjustments are provisional at the year end due to the recentness of the acquisition

Provisional fair value adjustments comprise

(i) Recognition of customer relationship intangible asset of £8,430,000 and customer order intangible asset of £541,000 offset by £202,000 impairment of capitalised software costs

(ii) Deferred tax asset arising on fair value adjustments

(iii) £1,210,000 additional provisions for potentially irrecoverable trade receivables and recognition of £353,000 accrued income

(iv) Additional accruals for employee related matters

(v) Provision for surplus space

(vi) Deferred tax liability arising on fair value adjustments

Net cash (outflows)/inflows in respect of Ineum comprised	**2006** **£000**
Cash consideration including acquisition costs	(40,263)
Cash at bank and in hand acquired	11,072
Bank loan and overdrafts acquired	(15,211)
Net cash outflow	(44,402)

The post-acquisition contribution of Ineum Consulting to the Group was £23 7 million to revenue, £2 8 million to profit from operations and £2 8 million to earnings before interest and tax Had the acquisition been made at 1 January 2006 the Group's revenue for the period would have been £203 3 million, profit from operations before amortisation of acquired intangibles and reorganisation costs would have increased to £21 0 million, and earnings before interest and tax would have been £21 0 million

Salzer Consulting

On 6 October 2006 the Group acquired 51% of the ordinary shares of The Salzer Group Asia Pacific Pte Limited ('The Salzer Group') for a fair value cash consideration of £531,414 At the same time it purchased an option for US $1 to acquire the remaining share capital between 31 December 2009 and 30 April 2010 The option is accounted for at fair value through the income statement On acquisition The Salzer Group had net assets with a book value and fair value of £2,414 The £529,000 excess of consideration over the fair value of net assets acquired and capitalised £185,000 acquisition costs gives rise to £714,000 goodwill at acquisition contacts for

investors and clients

www.mcgplc.com

Registered office

Fleet Place House
2 Fleet Place
Holborn Viaduct
London EC4M 7RF
Tel +44 20 7710 5000
Fax +44 20 7710 5001

Company number 1000608

Registrar

Capita Registrars
The Registry
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom

Company secretary

Steve Hitchcock, *Company Secretary*
stevehitchcock@mcgplc com

Palm Beach Gardens administrative office +1 561 624 4377

Additionally, we encourage shareholders to register for copies of corporate communications on our investor relations website at **www mcgplc com**

The Company's corporate governance report, corporate governance guidelines and terms of reference of the Board's committees can also be found at **www mcgplc.com**

Investor relations

The Group welcomes contact with its shareholders

Enquiries should be directed to

Kevin Parry, *Chief Executive*
kparry@mcgplc com, or
Craig Smith, *Finance Director*
chsmith@mcgplc com
London Office +44 20 7710 5000

Enquiries and notification concerning dividends, share certificates or transfers and address changes should be sent to the Registrar at the address shown

Financial calendar

Annual General Meeting	26 April 2007
Ex-dividend date	11 April 2007
Record date	13 April 2007
Final dividend payment	9 May 2007

Operational contacts

We welcome clients introduced by shareholders Shareholders wishing to provide introductions to potential clients should contact Kevin Parry or Craig Smith (see contact details above)

Share price information

The Company's share price information can be found at **www.mcgplc com** or through your broker The share symbol is MMC L The Financial Times City line service also provides this information on 0906 843 4677 (calls charged at 60p per minute)

Shareholder services

On-line services are available to private shareholders To use these facilities visit www capitaregistrars com

'Account Enquiry' allows shareholders to access their shareholding on the register including transaction history, dividend payment history and up-to-date share valuation 'Amendment of Standing Data' allows shareholders to change their registered postal address and add, change or delete dividend mandate instructions Certain forms can be downloaded, such as dividend mandate forms and Stock transfer forms

Should you have any queries please contact Capita Registrars helpline on 0870 162 3100, overseas +44 20 8639 2157 or email ssd@capitaregistrars com

Share dealings

A quick and easy share dealing service is provided by Capita Share Dealing Services for UK registered certificated holders to either buy or sell shares For further information on this service, or to buy and sell shares, please contact www capitadeal com (on-line dealing) or 0870 458 4577 (telephone dealing)

company advisers

Stockbrokers
Hoare Govett Ltd
250 Bishopsgate
London EC2M 4AA
United Kingdom

Financial adviser
N M Rothschild & Sons
New Court
St Swithins Lane
London EC4P 4DU
United Kingdom

Commercial bankers
Barclays Bank PLC
1 Churchill Place
Canary Wharf
London E14 5HP
United Kingdom

Auditors
Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TR
United Kingdom

Investor relations
Maitland Limited
Orion House
5 Upper St Martin's Lane
London WC2H 9EA
United Kingdom

Legal adviser
Baker & McKenzie
100 New Bridge Street
London EC4V 6JA
United Kingdom

notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Management Consulting Group PLC will be held at The Law Society's Halls, Old Council Chamber, 113 Chancery Lane, London, WC2A 1PL, on 26 April 2007, at 10am for the undermentioned purposes

Ordinary business

1 To receive and adopt the Directors' report and annual accounts of the Company for the year ended 31 December 2006 together with the auditors' report on those accounts and on the auditable parts of the Directors' Remuneration Report

2 To receive and approve the Directors' Remuneration Report as set out in the report and accounts of the Company for the year ended 31 December 2006

3 To declare the final dividend for the year ended 31 December 2006 of one penny per share

4 To re-appoint Kevin Parry as a director of the Company, who is retiring by rotation

5 To re-appoint Alan Barber as a director of the Company, who is retiring by rotation

6 To re-appoint Jacques Manardo as a director of the Company, who, having been appointed since the last Annual General Meeting, is required to stand down and offer himself for re-appointment

7 To re-appoint Craig Smith as a director of the Company, who, having been appointed since the last Annual General Meeting, is required to stand down and offer himself for re-appointment

8 To re-appoint Deloitte & Touche LLP as auditors to the Company, to hold office from the conclusion of the meeting until the conclusion of the next Annual General Meeting and to authorise the directors to determine the auditors' remuneration

Special business

To consider and, if thought fit, pass the following resolutions, which will each be proposed, as a special resolution

9 That the Company be and is hereby generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 25 pence each in the capital of the Company ('ordinary shares') on such terms and in such manner as the Directors may from time to time determine, and where such shares are held as treasury shares, the company may use them for the purposes set out in section 162D of the Companies Act 1985, including for the purpose of its employee share schemes provided that

(i) the maximum number of ordinary shares hereby authorised to be purchased shall be 27,094,014,

(ii) the minimum price which may be paid for an ordinary share shall be an amount equal to the nominal value of an ordinary share from time to time (exclusive of expenses),

(iii) the maximum price which may be paid for an ordinary share is the higher of the amount equal to 105 per cent of the average of the middle market quotations for an ordinary share derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased, and the amount stipulated by article 5(1) of the Buy-back and Stabilisation Regulation 2003 (in each case exclusive of expenses), and

(iv) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or 24 July 2008, whichever is earlier, unless such authority is renewed or revoked prior to such

notice of Annual General Meeting

(continued)

time, save that the Company may enter into contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority, which contracts will or may be executed wholly or partly after the expiry of such authority, and may make purchases of ordinary shares pursuant to any such contracts

10 THAT the Company's Articles of Association be amended by deleting Article 164 and replacing it with the following

"Subject to and to the fullest extent permitted by the Statutes, but without prejudice to any indemnity to which he may be otherwise entitled

(a) every Director and alternate Director shall be entitled to be indemnified out of the assets of the Company against all costs and liabilities incurred by him in relation to any proceedings (whether civil or criminal) which relate to anything done or omitted or alleged to have been done or omitted by him as a Director or alternate Director save that no Director or alternate Director shall be entitled to be indemnified

- (i) for any liability incurred by him to the Company or any associated company of the Company (as defined by the Statues for these purposes),
- (ii) for any fine imposed in criminal proceedings which have become final,
- (iii) for any sum payable to a regulatory authority by way of a penalty in respect of non compliance with any requirement of a regulatory nature howsoever arising,
- (iv) for any costs for which he has become liable in defending any criminal proceedings in which he is convicted and such conviction has become final,
- (v) for any costs for which he has become liable in defending any civil proceedings bought by the Company or an associated company in which a final judgment has been given against him, and
- (vi) for any costs for which he has become liable in connection with any application under sections 144(3) or (4) or 727 of the Statues in which the court refuses to grant him relief and such refusal has become final

(b) every Director and alternate Director shall be entitled to have funds provided to him by the Company to meet expenditure incurred or to be incurred in any proceedings (whether civil or criminal) brought by any party which relate to anything done or omitted or alleged to have been done or omitted by him as a Director or alternate Director, provided that he will be obliged to repay such amounts no later than

- (i) in the event he is convicted in proceedings, the date when the conviction becomes final,
- (ii) in the event of judgment being given against him in proceedings, the date when the judgment becomes final, or
- (iii) in the event of the court refusing to grant him relief on any application under sections 144(3) or (4) or 727 of the Statues, the date when the refusal becomes final"

By order of the Board



F Steven Hitchcock
Company Secretary

9 March 2007

notice of Annual General Meeting

(continued)

Notes

(i) An explanation of the business of the meeting is given in the Directors' Report

(ii) A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of the member Any such proxy need not be a member of the Company Completion of a proxy form will not prevent a member from attending and voting at the meeting should the member so wish

(iii) Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the register of members of the Company, as at 6pm on 24 April 2007, or, in the event that the Meeting is adjourned, less than 48 hours before the time of any adjourned meeting, shall be entitled to attend or vote at the aforesaid Annual General Meeting in respect of the number of shares registered in their name at that time Changes to entries in the relevant register of securities after 6pm on 24 April 2007 or, in the event that the Meeting is adjourned, less than 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the meeting

(iv) To appoint a proxy

either,

- the proxy form, which is enclosed for this purpose, together with any authority under which it is executed (or a notarially certified copy of such authority), must be duly completed and lodged with the Registrar at the offices of Capita Registrars, The Registry, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 10am on 24 April 2007

or,

- CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so by utilising the procedures described in the CREST Manual CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such Instructions, as described in the CREST Manual The message must be transmitted so as to be received by the issuer's agent (ID RA 10) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST systems and timings The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35 (5)(a) of the Uncertificated Securities Regulations 2001

(v) Copies of the executive directors' service contracts and the letters of appointment of non-executive directors will be available for inspection at the registered office during usual business hours on any weekday (Saturdays, Sundays and Public Holidays excepted) up to and including the date of the meeting and at the place of meeting for 15 minutes prior to, and during the meeting

(vi) The register of directors' interests in shares of the Company in accordance with Section 325 of the Companies Act 1985 will be available for inspection at the registered office of the Company during usual business hours on any weekday (Saturdays, Sundays and Public Holidays excepted) up to and including the date of the meeting and at the place of meeting for 15 minutes prior to, and during the meeting

END